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  As Filed Pursuant to Rule 424(b)(2)
  Registration No. 333-058971

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 4, 2002)

2,400,000 Shares

9.125% Series D Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

        We are offering 2,400,000 shares of our 9.125% Series D cumulative redeemable preferred stock, par value $.001 per share. We will receive all of the net proceeds from the sale of the shares.

        We will pay cumulative dividends on the 9.125% Series D preferred stock from the date of original issuance, in the amount of $2.28125 per share each year, which is equivalent to 9.125% of the $25.00 liquidation preference per share. Dividends on the Series D preferred stock will be payable quarterly in arrears, beginning on April 30, 2003. We may not redeem the shares of Series D preferred stock before February 19, 2008, except in order to preserve our status as a real estate investment trust. On or after February 19, 2008, we may, at our option, redeem the shares of Series D preferred stock, in whole or in part, by paying $25.00 per share, plus any accumulated, accrued and unpaid dividends. The shares of Series D preferred stock have no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any of our other securities. Investors in the shares of Series D preferred stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

        There is currently no public market for the Series D preferred stock. We have applied to the New York Stock Exchange, Inc. for authorization to list the Series D preferred stock under the symbol "KTRPrD." We expect that trading on the New York Stock Exchange will commence within 30 days after the initial delivery of the Series D preferred stock.

        Investing in our Series D preferred stock involves risks. You should carefully consider the information under the heading "Risk Factors" beginning on page S-11 of this prospectus supplement and on page 3 of the accompanying prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$25.00	$60,000,000
Underwriting discounts and commissions	$0.7875	$1,890,000
Proceeds, before expenses, to us	$24.2125	$58,110,000

        The underwriters are severally underwriting the shares being offered. The underwriters have an option to purchase up to an additional 360,000 shares of Series D preferred stock from us to cover over-allotments, if any.

        The underwriters expect that the shares of Series D preferred stock will be ready for delivery in book-entry form through The Depository Trust Company on or about February 18, 2003.

Bear, Stearns & Co. Inc.

A.G. Edwards & Sons, Inc.
Merrill Lynch & Co.
RBC Capital Markets
BB&T Capital Markets

The date of this prospectus supplement is February 12, 2003.

ABOUT THIS PROSPECTUS SUPPLEMENT

        Unless the context requires otherwise, all references to "we," "our" and "us" in this prospectus supplement means Keystone Property Trust and all entities owned or controlled by us, including our operating partnership or, as the context may require, Keystone Property Trust only. The term "you" refers to a prospective investor.

        When used in this prospectus supplement, the phrase "on a fully-diluted basis" means (i) in the case of our common shares, assuming the exchange of all outstanding shares of our convertible preferred stock for our common shares, the exercise of all outstanding trustee, officer and employee stock options granted under our incentive and stock option plans where the exercise price is less than the reported sales price on the New York Stock Exchange, or the NYSE, for the period of the calculation, and the exchange of all outstanding common units of limited partnership in our operating partnership, Keystone Operating Partnership, L.P. (other than common units held by us) for our common shares, or (ii) in the case of common units in our operating partnership, the exchange of all outstanding convertible preferred units of limited partnership for common units or common shares.

        When used in this prospectus supplement, the phrase "funds from operations," or FFO, which is a commonly used measurement of the performance of an equity real estate investment trust, or REIT, as defined by the National Association of Real Estate Investment Trusts, Inc., is net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property and provisions for asset impairment, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

        Certain information both included and incorporated by reference in this prospectus supplement and the accompanying prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "forecast," "goal," "intend," "project," or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital (debt and equity), interest rates, competition, supply and demand for properties in our current and proposed market areas, general accounting principles, policies and guidelines applicable to REITs and the other factors described under the heading "Risk Factors" beginning on page S-11 of this prospectus supplement and page 3 of the accompanying prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus supplement.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

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SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus and may not contain all of the information investors should consider before investing in our Series D preferred stock. You should read the entire prospectus supplement and accompanying prospectus carefully, especially the "Risk Factors" beginning on page S-11 of this prospectus supplement and beginning on page 3 of the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement is provided assuming that all property information is presented as of December 31, 2002 and all financial information is presented as of September 30, 2002.

Keystone Property Trust

        We are a fully integrated, self-administered and self-managed real estate investment trust, or "REIT," and one of the largest owners and developers of industrial properties in the Eastern United States. We specialize in the acquisition, development and management of state-of-the-art distribution facilities servicing the population concentrated within the northeast corridor. We consider state-of-the-art distribution facilities to have the following characteristics: at least 300,000 square feet building sizes ("big box" properties); 28-36 foot clear ceiling heights; 58 by 42 foot column spacing; ESFR (early suppression, fast response) sprinkler systems; flow through loading dock configurations; 150 foot minimum truck courts; and drop-lot trailer parking.

        Our goal is to create, through investment, disposition and asset management, a dominant ownership position in a few select markets in the Eastern United States. As of December 31, 2002, we owned interests in a portfolio of 93 properties (including our joint venture properties, one office property, and an investment in a direct financing lease) which aggregated approximately 20.0 million square feet. Our portfolio is comprised almost exclusively of bulk/warehouse distribution facilities, the majority of which are state-of-the-art.

        We currently operate in four markets: Central/Northern New Jersey; Central/Northern Pennsylvania; Indianapolis, Indiana; and Greenville, South Carolina. Our investment and operating focus is on New Jersey, Pennsylvania and Indiana. We believe we can create significant value in these three primary markets where we have a significant ownership presence by building out our sizeable development pipeline, completing value-added acquisitions and enhancing the operating performance of our existing properties. We will also continue to build market leading positions by forming joint ventures with leading institutional investors. We believe joint ventures enable us to increase our overall return on invested capital and increase our access to capital for growth. Additionally, we currently control land that we believe will support the development of approximately 7.4 million square feet of industrial properties that we estimate would represent a total investment of approximately $286 million. We intend to prudently develop on a speculative basis as market conditions warrant and also take advantage of build-to-suit opportunities.

        We believe our primary markets exhibit very favorable distribution characteristics. The Northern New Jersey region is one of the busiest cargo areas in the United States. The developed highway infrastructure and the combination of JFK, LaGuardia and Newark Airports, the Port of Newark and the Port of Elizabeth places this region among the most active and advanced transportation hubs. Central Pennsylvania is the central hub of the northeast corridor serving both New England and the Mid-Atlantic region. Its highway and rail systems and strong labor pool make Central Pennsylvania an increasingly popular location for lower cost super-regional operations. Indianapolis claims the fastest growing cargo airport in the world and has a strong rail system and network of highways as well. By virtue of this infrastructure, Indianapolis serves as a national distribution hub.

        In addition to the properties in our primary markets, we own properties in New York, Ohio and South Carolina. These markets are not part of our operating focus because we have not established a dominant presence in such markets or any particular submarket and/or the properties we own in such markets are not consistent with our business strategy.

        As of December 31, 2002, our executive officers and trustees beneficially owned approximately 8.98% of our fully-diluted outstanding common shares.

        We conduct substantially all of our business through our affiliate, Keystone Operating Partnership, L.P., in which we are the sole general partner and hold, as of December 31, 2002, an approximate 73.9% economic interest. Common units in our operating partnership may be exchanged by the holders thereof for cash, or, at our option, our common shares on a one-for-one basis. Upon an exchange of common units for common shares, our percentage interest in the operating partnership increases.

        Our executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania and our telephone number is 484-530-1800. We also maintain regional offices in Allentown and Harrisburg, Pennsylvania; New York City; Jersey City, New Jersey and Indianapolis, Indiana.

Business Strategy

        Our primary business objective is to maximize return on invested capital and thereby generate growth in per share cash flow and net asset value. We believe this will enable us to maximize our total return to our common shareholders over the long term. We are primarily focused on the industrial real estate business because we believe it offers the opportunity to generate attractive current returns on invested capital through stable cash flow and attractive total returns on a risk-adjusted basis through the preservation of capital. In order to accomplish our objective, we are executing the following strategy:

  •
  Concentrate on the development of well-located, state-of-the-art, "big-box" distribution facilities located in proximity to skilled labor pools, interstate and regional road systems, airports and ports that are designed to meet the demands of today's efficiency-driven tenants.

  •
  Focus on a few selected markets primarily serving the Eastern United States and the population concentrated within the northeast corridor and be recognized as one of the leading owners and developers in those markets.

  •
  Select core submarkets within those markets where there are barriers to the creation of new supply as a result of difficult zoning or other regulatory requirements, topographical constraints or lack of developable land.

  •
  Opportunistically acquire assets which increase our penetration in the markets in which we have chosen to concentrate and which exhibit an opportunity to improve returns through repositioning and re-leasing as existing leases terminate.

  •
  Maintain a stable platform of operating cash flow through proactive portfolio management that emphasizes the on-going mitigation of exposure to expiring leases, maintaining customer diversification, and minimizing recurring costs associated with re-tenanting as well as repairs and maintenance.

Properties

        The following table sets forth certain summary information with respect to our properties (including properties held through joint ventures) as of December 31, 2002.

Summary of Property Portfolio

Market	Number of Properties	Square Feet	% of Portfolio Square Feet	Physical Occupancy at December 31, 2002	Number of Leases
New Jersey	21	6,574,529	33.0%	94.9%	36
Pennsylvania	29	6,524,588	32.7	92.7	56
Indiana	6	2,591,460	13.0	93.7	5
South Carolina	26	2,721,789	13.7	85.8	24
Other	11	1,502,672	7.6	98.0	12

Total/Weighted Average	93	19,915,038	100.0%	93.0%	133

Recent Developments

        For the quarter and year ended December 31, 2002, we reported Funds From Operations, or FFO, of $10.0 million and $49.2 million, respectively, a decrease of 24.7% and 1.4%, respectively, from FFO for the quarter and year ended December 31, 2001. Results for the quarter reflect the near-term dilutive impact of the sale of our portfolio of office and industrial properties primarily located in upstate New York in the fourth quarter and, to a lesser degree, a reduction in portfolio occupancy to 93%.

        For the quarter and year ended December 31, 2002, we reported net income allocated to common shareholders of $1.9 million, or $.09 per diluted share, and a net loss of $11.0 million, or $.56 per diluted share, respectively. By comparison, net income for the quarter and year ended December 31, 2001 was $2.2 million, or $.12 per diluted share, and $13.9 million, or $.90 per diluted share, respectively. The $11.0 million loss in the year ended December 31, 2002 is primarily a result of the $30.2 million asset impairment provision recorded in 2002 related to the sale of the office and industrial properties primarily located in upstate New York.

        The following table includes certain selected financial and operating information on a consolidated unaudited basis for the three months and years ended December 31, 2002 and 2001 and consolidated balance sheet data as of December 31, 2002 and 2001. The figures in the following tables are in thousands, except share and per share data.

	Three Months Ended December 31,		Year Ended December 31,
	2002	2001	2002	2001
	(unaudited)	(restated) (unaudited)	(unaudited)	(restated)
Income Statement Items:
Revenue	$23,222	$24,107	$96,501	$106,570
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)(1)	15,649	18,281	70,868	92,454
Net Income (Loss) Allocated to Common Shares	1,859	2,215	(10,998)	13,874
Funds from Operations	10,005	13,287	49,219	49,912
Dividends Paid Per Share—Common Shares	0.325	0.320	1.290	1.260
Diluted Earnings (Loss) Per Share	0.09	0.12	(0.56)	0.90

(1)
Excludes discontinued operations and includes gains (losses) from sale of assets.

	As of December 31,
	2002	2001
	(unaudited)	(restated)
Assets:
Investments in Real Estate at Cost	$628,857	$817,625
Total Assets	$671,108	$826,807
Liabilities and Equity:
Total Debt	$325,796	$435,136
Other Liabilities	20,225	19,997
Convertible Preferred Units and Minority Interest	84,550	108,695
Shareholders' Equity	240,537	262,979
Total Liabilities and Shareholders' Equity	$671,108	$826,807

        In September 2002, we closed on a 26-acre site within the Greenville Yards industrial park at the Port of Newark/Elizabeth in Jersey City, NJ and began construction immediately on two distribution centers totaling 525,000 square feet. The project represents a total investment of nearly $33 million. We expect construction to be complete by the end of the second quarter of 2003.

        On December 13, 2002, we disposed of our upstate New York office and industrial portfolio and other industrial properties (the "Upstate Disposition") for $178.3 million in a sale to Nocha, LLC. The disposition consisted of 34 properties totaling 3.9 million square feet, which included 19 office properties (1.3 million square feet) and 15 industrial properties (2.6 million square feet). Of the 3.9 million square feet disposed, over 2.5 million square feet consisted of 29 non-core office and industrial properties located in the Albany, Syracuse, and Rochester markets of New York State. Of the 29 New York properties, 19 properties (1.3 million square feet) were office assets and 10 properties (1.2 million square feet) were industrial assets. The Albany market included ten properties, seven office assets (391,375 square feet) and three industrial assets (396,645 square feet). In the Syracuse market, there were 15 properties including 11 office assets (910,230 square feet) and four industrial assets (655,500 square feet). In the Rochester market, there were four properties including one office asset (26,700 square feet) and three industrial assets (174,180 square feet). Additionally, five other industrial assets were disposed of as part of the package including 433,500 square feet in Central Ohio and 906,062 square feet in Pennsylvania.

        Total consideration for the Upstate Disposition was approximately $178.3 million, of which Nocha, LLC assumed approximately $106 million of fixed rate mortgage debt with an average interest rate of 7.68%, which included $92 million of conduit financing, and approximately $7.8 million of mortgage debt which was repaid by Nocha, LLC simultaneously with the closing of the transaction. We repaid approximately $17.5 million of the variable rate debt under our $125 million unsecured revolving credit facility with the proceeds of the disposition. Approximately $17.2 million of net proceeds were deposited into 1031 exchange cash accounts and were used to fund the acquisitions which are discussed below. The remaining net proceeds were used to pay closing costs of the transaction. Lastly, we retained a $27 million preferred equity investment in the portfolio which is entitled to an 11% preferred return.

        During the fourth quarter, we acquired three distribution centers totaling approximately 1.1 million square feet in Central Pennsylvania representing a total investment of $37.0 million.

        In January 2003, we acquired a 507,000 square foot distribution center in Harrisburg, PA for $21.0 million (the "Sears Property Acquisition"), including closing costs, and was funded using $8.7 million in cash ($8.0 million from our credit facility) and $12.3 million of assumed debt. Additionally, we announced that we will develop a 523,000 square foot build-to-suit project in Hazleton, PA on a development fee basis. We will have no ownership interest in this property.

        In January 2003, we entered into an agreement to acquire six distribution centers aggregating approximately 1.6 million square feet in Central Pennsylvania for $47.5 million, including closing costs (the "Capital Business Center Acquisition"). This agreement is subject to our completion of due diligence and, although we plan to consummate this transaction in the first quarter of 2003, no assurance can be given that this transaction will be consummated on the terms described or at all.

        We expect to complete the formation of a joint venture (the "BIT Joint Venture") with the Mercantile Safe Deposit and Trust Company, as Trustee for the AFL-CIO Building Investment Trust (the "BIT"). At formation of the BIT Joint Venture, we will sell six properties and contribute two properties aggregating 2.0 million square feet and valued at approximately $90 million, consisting of three properties aggregating 1.4 million square feet located in Indianapolis, IN, four properties aggregating 445,000 square feet located in Allentown, PA and one 200,000 square foot property located in Central New Jersey. We will receive approximately $35 million of cash from this transaction and expect to recognize a gain of approximately $3.2 million at closing. Additionally, the BIT Joint Venture will assume $20.9 million of our indebtedness on the contributed properties. BIT will commit up to $100 million in equity to the BIT Joint Venture, which may employ up to 40% debt leverage. It is expected that the BIT Joint Venture will have approximately $210 million in industrial assets when fully invested. We expect to have a 20% equity interest in the BIT Joint Venture and expect to be the exclusive management and leasing agent of the properties owned by the BIT Joint Venture. The BIT Joint Venture is expected to focus on acquiring stabilized assets primarily located in Indianapolis and other markets within our existing geographic footprint. Although we plan to consummate the BIT Joint Venture in mid-February 2002, no assurance can be given that the BIT Joint Venture will be consummated on the terms described or at all.

Ratios of EBITDA to Combined Fixed Charges and Preferred Stock Dividends and Earnings to Combined Fixed Charges and Preferred Stock Dividends

        The following financial ratios measure our ability to repay interest, preferred stock dividends and preferred unit distributions from our earnings. Earnings were computed by adding fixed charges (excluding preferred stock dividends, preferred unit distributions and capitalized interest) and minority interests of holders of common units in our operating partnership to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred shareholders and preferred unitholders.

	Nine Months Ended September 30, 2002(1)	Year Ended December 31,
		2001	2000(2)	1999	1998	1997(3)
	(unaudited)	(restated)	(restated)	(restated)
Ratio of EBITDA to Combined Fixed Charges and Preferred Stock Dividends(4)(5)	1.91x	1.88x	1.49x	1.75x	2.24x	2.71x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.34x	1.36x	1.16x	1.30x	1.68x	1.11x

(1)
Excludes a $30.2 million non-cash charge for an asset impairment provision relating to assets held for sale.
(2)
Excludes an $11.3 million non-cash charge for an asset impairment provision relating to assets held for sale.
(3)
Excludes non-recurring charges of $3.2 million related to the buyout of certain executive officers' employment agreements, options and warrants.
(4)
Earnings before interest, income taxes, depreciation and amortization ("EBITDA") include our proportionate share of EBITDA of unconsolidated investments.
(5)
Excludes discontinued operations and includes gains (losses) from sale of assets.

Selected Historical and Pro Forma Financial and Operating Information

        The following table includes our selected financial and operating information on a consolidated historical basis as well as financial and operating information on a pro forma basis. You should read this section in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto incorporated into this prospectus supplement by reference to our Current Report on Form 8-K filed with the SEC on February 6, 2003 (the "Restatement 8-K") and the pro forma financial statements and notes thereto incorporated into this prospectus supplement and the accompanying prospectus by reference to our Current Report on Form 8-K filed with the SEC on February 10, 2003 which gives effect to the Upstate Disposition, the Sears Property Acquisition, the BIT Joint Venture, and the Capital Business Center Acquisition (the "Acquisitions 8-K"). The figures in the following table are in thousands, except share, per share and property data.

	Pro Forma	Historical
	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2002	For the Year Ended December 31,
			2001	2000	1999
	(unaudited)	(unaudited)	(restated)	(restated)	(restated)
Operating Data
Total revenue	$48,138	$73,279	$106,570	$119,987	$81,659

Property operating expenses	2,832	5,549	8,653	10,388	8,421
Real estate taxes	3,801	7,446	9,567	10,779	6,246
General and administrative expenses	6,910	6,910	8,660	8,001	6,697
Depreciation and amortization	10,449	15,575	23,938	20,526	15,784
Interest expense	10,201	18,329	33,373	45,237	29,315
Provision for asset impairment	—	30,200	—	11,300	—

Total operating expenses	$34,193	$84,009	$84,191	$106,231	$66,463

Equity in income/(losses) from equity method investments	3,927	583	1,123	(73)	(62)
Gains (losses) on sales of assets	(430)	(430)	9,142	106	1,284

Income (loss) from continuing operations before minority interest, extraordinary item, distributions to preferred unitholders and net income allocated to preferred shareholders	17,442	(10,577)	32,644	13,789	16,418
Minority interest	(2,587)	3,987	(5,062)	(251)	(5,177)
Discontinued operations	—	900	658	277	455
Extraordinary item-loss from debt extinguishment	—	(178)	(2,274)	—	—
Distributions to preferred unitholders	(4,317)	(4,317)	(7,057)	(6,875)	(2,040)

Net income (loss)	$10,538	$(10,185)	$18,909	$6,940	$9,656

Income allocated to preferred shareholders	$(2,673)	$(2,673)	$(5,035)	$(6,373)	$(3,328)

Net income (loss) allocated to common shareholders	$7,865	$(12,858)	$13,874	$567	$6,328

Distributions paid on Common Shares	$17,955	$17,955	$16,781	$14,345	$8,375

Per Share Data
Net income (loss) per Common Share before extraordinary item and discontinued operations—basic	$—	$(0.72)	$1.01	$0.03	$0.77
Net income (loss) per Common Share—basic	$0.42	$(0.68)	$0.96	$0.06	$0.83
Net income (loss) per Common Share before extraordinary item and discontinued operations—diluted	$—	$(0.72)	$0.98	$0.04	$0.77
Net income (loss) per Common Share—diluted	$0.41	$(0.68)	$0.90	$0.06	$0.80
Distributions paid per Common Share	$0.97	$0.97	$1.26	$1.21	$1.12
Weighted average number of shares outstanding—basic EPS(1)	18,845,599	18,845,599	14,518,099	9,239,591	7,622,010
Weighted average number of shares outstanding—diluted EPS	18,951,909	18,845,599	21,410,023	9,244,356	14,810,817

	Pro Forma	Historical
	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2002	For the Year Ended December 31,
			2001	2000	1999
	(unaudited)	(unaudited)	(restated)	(restated)
Balance Sheet Data (at period end)
Undepreciated book value of real estate	$574,204	$777,249	$817,625	$957,400	$860,336
Investment in real estate, net	538,258	718,740	770,433	916,842	837,940
Total assets	640,216	780,947	826,807	962,480	875,076
Total indebtedness	293,216	433,202	435,136	616,569	522,112
Total liabilities	305,637	449,530	455,133	638,753	543,415
Total minority interest	89,129	89,129	108,695	156,868	145,931
Total shareholders' equity	245,450	242,294	262,979	166,859	185,730
Other Data
Funds from Operations (restated)(2)	$29,556	$39,216	$49,912	$46,815	$32,533
Cash flow provided from (used in):
Operating activities	—	$34,523	$45,635	$43,087	$35,902
Investing activities	—	$(898)	$16,908	$(62,646)	$(200,444)
Financing activities	—	$(35,086)	$(64,236)	$19,083	$165,439
Total leaseable square footage of properties (at period end)	18,881,674	22,758,088	21,802,930	20,397,410	18,652,284
Number of properties (at period end)	89	124	125	129	133
Percentage leased (at period end)	—	94%	94%	95%	99%

(1)
Basic weighted average number of shares includes only Common Shares outstanding during the year and the effect of any options outstanding which were dilutive and excludes common units.

(2)
Funds from Operations ("FFO"), which is a commonly used measurement of the performance of an equity REIT, as defined by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"), is net income (computed in accordance with generally accepted accounting principles), excluding gains or losses from debt restructuring, gains or losses from sales of property and provisions for asset impairment, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Effective January 1, 2000, NAREIT issued certain clarifications to its definition of FFO. The Company has adopted these clarifications as of January 1, 2000 and has retroactively restated FFO for all years presented in the table above in order to present FFO in accordance with these clarifications. Our management believes the presentation of FFO is a useful disclosure as a general measure of its performance in the real estate industry, although our FFO may not necessarily be comparable to similarly titled measures of other REITs. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. We calculate FFO as presented in the following table:

	Pro Forma	Historical
	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2002	For the Year Ended December 31,
			2001	2000	1999
	(unaudited)	(unaudited)	(restated)	(restated)
Funds from Operations
Income (loss) before minority interest and distributions to preferred unitholders	$17,442	$(10,577)	$32,644	$13,789	$16,418
Losses (gains) on sales of assets	430	430	(9,142)	(106)	(1,284)
Provision for asset impairment and employee termination costs	—	32,530	—	11,300	—
Depreciation and amortization related to real estate	10,449	15,964	24,520	21,128	16,359
Depreciation and amortization related to joint ventures	912	546	901	170	170
Income from discontinued operations	323	323	989	534	870

Funds from Operations	$29,556	$39,216	$49,912	$46,815	$32,533

THE OFFERING

        The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series D preferred stock, see "Description of Series D Preferred Stock" in this prospectus supplement and "Description of Shares of Beneficial Interest" in the accompanying prospectus.

Issuer	Keystone Property Trust
Securities Offered	2,400,000 shares of 9.125% Series D Cumulative Redeemable Preferred Stock (2,760,000 shares if the underwriters' over-allotment option is exercised in full).
Dividends
Investors will be entitled to receive cumulative cash dividends on the Series D preferred stock at a rate of 9.125% per year of the $25.00 liquidation preference (equivalent to $2.28125 per year per share). Beginning on April 30, 2003, dividends on the Series D preferred stock will be payable quarterly in arrears on the last calendar day of each January, April, July and October or, if not a business day, the next succeeding business day. Dividends on the Series D preferred stock will be cumulative from the date of original issuance, which is expected to be February 18, 2003. The first dividend we pay on April 30, 2003 will be for less than a full quarter.
Liquidation Preference
If we liquidate, dissolve or wind up, holders of the Series D preferred stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common shares and any other shares of beneficial interest ranking junior to the Series D preferred stock as to liquidation rights. The rights of the holders of the Series D preferred stock to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our stock ranked on parity with the Series D preferred stock.
Optional Redemption
We may not redeem the Series D preferred stock prior to February 19, 2008, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On or after February 19, 2008, we may, at our option, redeem the Series D preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption will be on a pro rata basis.
No Maturity
The Series D preferred stock has no maturity date and we are not required to redeem the Series D preferred stock. Accordingly, the Series D preferred stock will remain outstanding indefinitely, unless we decide to redeem it. We are not required to set aside funds to redeem the Series D preferred stock.

Ranking
The Series D preferred stock will rank senior to our common shares and on parity with our outstanding shares of Series C convertible preferred stock and any other parity securities that we may issue in the future, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.
Voting Rights
Holders of the Series D preferred stock will generally have no voting rights. However, if dividends on any outstanding shares of Series D preferred stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series D preferred stock and the holders of all other shares of any class or series ranking on parity with the Series D preferred stock which are entitled to similar voting rights (voting as a single class) will be entitled to elect two additional trustees to our Board of Trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, we may not make certain material adverse changes to the terms of the Series D preferred stock without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series D preferred stock and all other shares of any class or series of beneficial interest ranking on parity with the Series D preferred stock which are entitled to similar voting rights (voting as a single class).
Restrictions on Ownership and Transfers
To maintain our qualification as a REIT for federal income tax purposes, no person or entity may own, or be deemed to own, more than 4.9% in value or number of shares, whichever is more restrictive, of our outstanding common shares or 9.9% in value or number of shares, whichever is more restrictive, of our outstanding shares of any class or series of preferred shares of beneficial interest (including the Series D preferred stock).
Listing
We have applied to list the Series D preferred stock on the NYSE under the symbol "KTRPrD." If approved for listing, we expect that trading on the NYSE will commence within 30 days after the initial issuance of the Series D preferred stock.
Form	The Series D preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances described herein.
Conversion	The Series D preferred stock is not convertible into, or exchangeable for, any of our other property or securities.

Use of Proceeds
We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partner interest in our operating partnership that have substantially identical economic terms as the Series D preferred stock. Our operating partnership intends to use the net proceeds from this offering to repay a portion of the amounts outstanding under our credit facility. Additionally, we may use a portion of the proceeds to fund acquisitions, developments and for other working capital purposes.
Risk Factors
See "Risk Factors" beginning on page S-11 of this prospectus supplement and on page 3 of the accompanying prospectus and other information contained herein for a discussion of factors you should carefully consider before deciding to invest in shares of our Series D preferred stock.

        For additional information regarding the terms of the Series D preferred stock, see "Description of Series D Preferred Stock" beginning on page S-16 of this prospectus supplement.

RISK FACTORS

        In addition to the risks which are included in the accompanying prospectus, you should carefully consider the following material risk factors before making an investment in the Series D preferred stock.

The Series D preferred stock does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series D preferred stock has no stated maturity date.

        The shares of Series D preferred stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series D preferred stock on the NYSE. If approved, however, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series D preferred stock will be limited. The trading price of the shares would depend on many factors, including:

  •
  prevailing interest rates;

  •
  the market for similar securities;

  •
  general economic conditions; and

  •
  our financial condition, performance and prospects.

        For example, an increase in market interest rates may have a negative effect on the trading value of the Series D preferred stock. We have been advised by the underwriters that they intend to make a market in the shares, but they are not obligated to do so and may discontinue market-making at any time without notice.

Since we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series D preferred stock depends on the distributions we receive from our operating partnership.

        We intend to contribute the entire net proceeds from this offering to our operating partnership in exchange for preferred limited partner interests that have substantially the same economic terms as the Series D preferred stock. Because we conduct substantially all of our operations through our operating partnership, our ability to pay dividends on the Series D preferred stock will depend almost entirely on payments and distributions we receive on our interests in our operating partnership. Additionally, the terms of some of the debt to which our operating partnership is a party limit its ability to make some types of payments and other distributions to us. This in turn limits our ability to make some types of payments, including payment of dividends on the Series D preferred stock, unless we meet certain financial tests or such payments or dividends are required to maintain our qualification as a REIT or to avoid the imposition of any federal income or excise tax on undistributed income. As a result, if our operating partnership fails to pay distributions to us, we may not be able to pay dividends on the Series D preferred stock for one or more dividend periods.

Proposed tax legislation may have an effect on our value.

        Recently, President Bush announced his 2003 Economic Plan, which includes a proposal that would eliminate the taxation of corporate dividends at the stockholder level to the extent that the corporation paying the dividends has paid tax on its income. Under the proposal, dividends we pay would continue to be taxable to you in the manner described under "Material Federal Income Tax Consequences" in this prospectus supplement. While this proposal would not directly affect the taxation of REITs or their stockholders, it could make an investment in a REIT comparatively less attractive than an investment in other corporations due to the fact that dividends paid by REITs would continue to be taxable to stockholders in the same manner as under current law. Accordingly, if the President's plan is enacted in its proposed form, it could adversely affect the price of our stock. As of the date of this prospectus supplement, it is not clear whether this proposal, or any similar proposal, will be enacted.

We may not be able to obtain financing to implement our business strategy.

        Our business strategy is dependent on our ability to obtain financing, particularly through accessing the capital markets and/or borrowings under our $125 million unsecured revolving credit facility. Our credit facility expires in December 2004, with a one-year extension available at our option, and as of January 31, 2003, $114.5 million was outstanding thereunder. Our near-term business plan includes completing acquisitions and developments which may result in our borrowing of the maximum amount currently available under our credit facility. As a result, if we are unable to access the capital markets or increase the size of our credit facility or otherwise obtain additional financing, our ability to implement our business strategy may be restricted. There are no assurances that we will be able to obtain financing on terms that are favorable to us or at all. If we are unable to pursue our business strategy, our results of operations could be adversely affected.

Continued weakness in the economy could adversely affect our results of operations.

        Our results of operations have been negatively impacted by the continued downturn in the economy in the markets in which we operate. In particular, our occupancy rates and net operating income for the third and fourth quarters of 2002 declined as compared to the same period in 2001 due in part to the continued decline in economic conditions. Continued weakness in the economy could continue to adversely affect our results of operations and no assurance can be given as to when economic conditions in the markets in which we operate will improve.

If you purchase our preferred securities, you will be structurally subordinated to the holders of our debt.

        Our preferred securities will be structurally subordinated to all existing and future mortgage debt and other indebtedness of the Company and the Operating Partnership. The Series D preferred stock has not been rated by any nationally recognized statistical rating organization.

USE OF PROCEEDS

        We expect that the net proceeds from this offering will be approximately $57.8 million after deducting underwriting discounts and commissions and our expenses ($66.5 million if the underwriters fully exercise their over-allotment option). We will contribute the net proceeds from this offering to our operating partnership in exchange for preferred units of limited partner interest in our operating partnership that have substantially identical economic terms as the Series D preferred stock. Our operating partnership intends to use the net proceeds to repay a portion of the amounts outstanding under our credit facility. Additionally, we may use a portion of the proceeds to fund acquisitions (including the Capital Business Center Acquisition), development activities and for other working capital purposes. As of January 31, 2003, our credit facility had an aggregate of approximately $114.5 million outstanding at an interest rate of 3.4% and matures in December 2004, subject to a one year extension at our option.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2002 on (i) a historical basis, (ii) a pro forma basis giving effect to the Upstate Disposition, the Sears Property Acquisition, the BIT Joint Venture and the Capital Business Center Acquisition described in our Acquisitions 8-K and (iii) pro forma as further adjusted giving effect to this offering and the application of the net proceeds thereof as described under "Use of Proceeds." The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, our Acquisitions 8-K and our Restatement 8-K, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus. The figures in the following table are as of September 30, 2002 (in thousands, except share and per share data).

	Historical	Pro Forma	Pro Forma As Further Adjusted for this Offering
	(restated) (unaudited)	(unaudited)	(unaudited)
Debt:
Mortgage Notes Payable	$330,102	$201,738	$201,738
Revolving Credit Facility	103,100	91,478	33,693

Total Debt	433,202	293,216	235,431
Minority Interest in operating partnership including $52,892 of convertible preferred units, liquidation preference of $25 per unit	89,129	89,129	96,910
Shareholders' Equity:
Cumulative Redeemable Preferred Stock, Series D, $.001 par value; no shares authorized, issued or outstanding on a historical and pro forma basis and 2,760,000 shares authorized and 2,400,000 shares issued and outstanding on a pro forma as further adjusted basis, liquidation preference of $25 per share(1)	—	—	2
Convertible Preferred Stock, Series C, $.001 par value; 800,000 shares authorized, and 600,000 shares issued and outstanding on a historical, pro forma and pro forma as further adjusted basis, liquidation preference of $25 per share(2)	1	1	1
Convertible Preferred Stock, Series B, $.001 par value; 4,200,000 shares authorized and 0 shares issued and outstanding on a historical and pro forma basis, and 1,664,965 shares authorized and 0 shares issued and outstanding on a pro forma as further adjusted basis, liquidation preference of $25 per share	—	—	—

Convertible Preferred Stock, Series A, $.001 par value; 800,000 shares authorized and 0 shares issued and outstanding on a historical and pro forma basis, and 0 shares authorized, issued and outstanding on a pro forma as further adjusted basis, liquidation preference of $25 per share	$—	$—	$—
Common Shares, $.001 par value; 59,200,000 shares authorized and 59,775,035 shares issued and outstanding on a historical and pro forma basis and 63,735,035 shares authorized and 21,167,471 shares issued and outstanding on a pro forma as further adjusted basis(3)	21	21	21
Additional paid-in capital	295,107	295,107	345,109
Loans to executive officers to purchase common shares	(5,429)	(5,429)	(5,429)
Deferred compensation	(2,245)	(2,245)	(2,245)
Cumulative net income	22,208	25,364	25,364
Cumulative distributions in excess of net income	(67,369)	(67,369)	(67,369)

Total Shareholders' Equity	$242,294	$245,450	$295,454

Total capitalization	$764,625	$627,795	$627,795

(1)
Does not include up to 360,000 shares of Series D preferred stock that may be issuable upon exercise of the underwriters' over-allotment option.

(2)
Each share of Series C convertible preferred stock is convertible at a conversion price of $15.75 per share.

(3)
Does not include (i) 9,095,748 common shares that may, at our option, be issued in exchange of all outstanding units of common and preferred limited partnership interests in our operating partnership, (ii) 1,997,590 common shares reserved for issuance to trustees, officers and employees under our incentive and stock option plans, including 653,280 common shares issuable upon exercise of all outstanding options granted under those plans and (iii) 952,381 common shares that may be issued on the conversion of our Series C convertible preferred stock.

DESCRIPTION OF SERIES D PREFERRED STOCK

        The following description of the material terms and provisions of the Series D preferred stock is only a summary and is qualified in its entirety by reference to our declaration of trust and the articles supplementary creating the Series D preferred stock, each of which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

General

        Our board of trustees has adopted articles supplementary establishing the terms of the Series D preferred stock as a series of preferred stock consisting of 2,760,000 shares, designated as the 9.125% Series D cumulative redeemable preferred stock, par value $0.001 per share. When issued, the shares of Series D preferred stock will be validly issued, fully paid and nonassessable.

        We will contribute the net proceeds of the sale of the shares of Series D preferred stock to our operating partnership in exchange for 9.125% Series G cumulative redeemable preferred units that mirror the rights, preferences and other privileges of the Series D preferred stock. Our operating partnership will be required to make all required distributions on these preferred units prior to any distribution of cash or assets to the holders of common partnership units or to the holders of any other equity interest of our operating partnership, except for any other series of preferred units ranking on parity with these preferred units as to distributions and liquidation, and except for dividends required to enable us to maintain our qualification as a REIT.

Listing

        We have applied to list the Series D preferred stock on the New York Stock Exchange. The Series D preferred stock will be listed under the symbol "KTRPrD". Trading of the Series D preferred stock is expected to commence on the New York Stock Exchange within 30 days of the initial issuance of the Series D preferred stock.

Ranking

        The Series D preferred stock, with respect to rights to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, will rank (a) senior to our common shares, and all other classes or series of our shares of beneficial interest that specifically provide that such class or series of shares of beneficial interest ranks junior to the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, (b) on parity with our Series C convertible preferred stock and all other classes or series of our shares of beneficial interest other than those referred to in clauses (a) and (c) that specifically provide that such classes or series of shares of beneficial interest rank on parity with the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, and (c) junior to all other classes or series of our shares of beneficial interest that specifically provide that such classes or series of shares of beneficial interest rank senior to the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up.

Dividends

        Subject to the preferential rights of holders of any class or series of our shares of beneficial interest ranking senior to the Series D preferred stock as to the payment of dividends, holders of Series D preferred stock will be entitled to receive, when, if and as authorized by our board of trustees, out of funds legally available for the payment of cumulative quarterly preferential cash dividends, an amount per share equal to 9.125% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.28125 per share), payable in equal quarterly amounts. Dividends on the

Series D preferred stock shall accrue and be fully cumulative from the date of original issuance and shall be payable quarterly when, if and as authorized by our board of trustees, in equal amounts in arrears on the last calendar day of each January, April, July and October or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"), and no interest or additional dividends or other sums will accrue on the amount so payable from the Dividend Payment Date to such next succeeding business day. The first dividend on the Series D preferred stock, which will be paid on April 30, 2003, will be for less than a full quarter and will reflect dividends accumulated from the date of original issuance through April 30, 2003. Such dividends and any dividend payable on the Series D preferred stock for any other partial dividend period will be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in our stock transfer records at the close of business on the applicable record date, which will be a date designated by our board of trustees that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date").

        No dividend on the Series D preferred stock will be authorized or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment would violate any of our agreements or is restricted or prohibited by law.

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series D preferred stock and the shares of any other class or series of our shares of beneficial interest ranking on parity as to the payment of dividends with the Series D preferred stock, all dividends authorized and declared upon the Series D preferred stock and any other class or series of shares of beneficial interest ranking on parity as to dividends with the Series D preferred stock will be declared pro rata so that the amount of dividends authorized and declared per share of Series D preferred stock and such other class or series of our shares of beneficial interest shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series D preferred stock and such other class or series of shares of beneficial interest (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such class or series of shares of beneficial interest does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series D preferred stock which may be in arrears.

        Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series D preferred stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period:

  •
  no dividends shall be authorized, declared or paid or set aside for payment and no other distribution of cash or other property shall be authorized, declared or made (other than in shares of our common shares or other class or series of shares of beneficial interest ranking junior to the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up) on or with respect to any shares of our common shares or shares of any other class or series of our shares of beneficial interest ranking, as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series D preferred stock; and

  •
  no common shares or any other class or series of shares of beneficial interest ranking junior to or on parity with the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up shall be redeemed, purchased or otherwise acquired for any consideration (or any money paid or made available for a sinking fund for the redemption of any such class or series of shares of beneficial interest) by us (except by conversion into or exchange for any other class or series of our shares of beneficial interest ranking junior to the Series D preferred stock as to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up or by redemption, purchase or acquisition for the purpose of maintaining our qualification as a REIT).

        Notwithstanding the foregoing, dividends on the Series D preferred stock will accumulate whether or not any of the foregoing restrictions exist, whether or not there are funds legally available for the payment thereof and whether or not such dividends are authorized. Accumulated but unpaid dividends on the Series D preferred stock will not bear interest and holders of the Series D preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

        Holders of Series D preferred stock will not be entitled to any dividends in excess of full cumulative dividends on the Series D preferred stock as described above. Any dividend payment made on the Series D preferred stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of the Series D preferred stock will be entitled to receive out of our assets legally available for distribution to shareholders remaining after payment or provision for payment of all of our debts and other liabilities a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends (whether or not earned or authorized) to the date of payment, before any distribution of assets is made to holders of common shares or any other class or series of our shares of beneficial interest ranking junior to the Series D preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, but subject to the preferential rights of the holders of shares of any class or series of our shares of beneficial interest ranking senior to the Series D preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D preferred stock will have no right or claim to any of our remaining assets. None of (i) our consolidation or merger with or into another entity, (ii) a merger of another entity with or into us, (iii) a statutory share exchange by us or (iv) a sale, lease or conveyance of all or substantially all of our property or business shall be considered a liquidation, dissolution or winding up. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our assets legally available for distribution to our shareholders are insufficient to make the full payment due to holders of the Series D preferred stock and the corresponding amounts payable on all outstanding shares of other classes or series of shares of beneficial interest ranking on parity with the Series D preferred stock as to the distribution of assets upon our liquidation, dissolution or winding up, then the holders of the Series D preferred stock and all other such classes or series of shares of beneficial interest ranking on parity with the Series D preferred stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions (including, if applicable, accumulated and unpaid dividends) to which they would otherwise be respectively entitled.

Redemption

        The Series D preferred stock is not redeemable at any time at the option of the holders thereof. The Series D preferred stock will not be subject to any sinking fund or mandatory redemption. Except in certain circumstances relating to the preservation of our status as a REIT for federal income tax purposes, we will not be entitled to redeem the Series D preferred stock prior to February 19, 2008. On or after February 19, 2008, we have the option to redeem the Series D preferred stock, in whole or in part, at any time and from time to time, at a redemption price per share of Series D preferred stock in cash equal to $25.00, plus (except as provided below) all dividends accumulated and unpaid on the shares of Series D preferred stock to the date of such redemption, upon giving notice as provided below. Any date fixed for redemption pursuant to the foregoing provisions is referred to as a "Series D Preferred Stock Redemption Date."

        We will give notice of redemption by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the Series D Preferred Stock Redemption Date. We will mail by first-class mail, not less than 30 nor more than 60 days prior to the Series D Preferred Stock Redemption Date, to each holder of record of Series D preferred stock to be redeemed at such holder's address as it appears on our share transfer records, notifying such holder of our election to redeem such shares; provided that if we have reasonably concluded, based upon the advice of independent tax counsel experienced in such matters, that any redemption must be made on a date (the "Subject Date") which is earlier than 30 days after the date of such mailing in order to preserve our status as a real estate investment trust for federal income tax purposes or to comply with federal tax laws relating to our qualification as a REIT, then we may give such shorter notice as is necessary to effect such redemption on the Subject Date. In addition to any information required by law or by the applicable rules of any exchange upon which the Series D preferred stock may be listed or admitted to trading, the notice of redemption will state (i) the date fixed for redemption thereof, (ii) the redemption price, (iii) the number of shares to be redeemed (and, if fewer than all the shares of Series D preferred stock are to be redeemed, the number of shares to be redeemed from such holder), (iv) the place(s) where the shares of Series D preferred stock are to be surrendered for payment of the redemption price, and (v) that dividends on the shares to be redeemed will cease to accumulate on such redemption date.

        If we redeem fewer than all of the outstanding shares of Series D preferred stock, the number of shares of Series D preferred stock to be redeemed will be determined by our board of trustees and the shares to be redeemed will be selected by our board of trustees pro rata or by lot or in such other equitable manner as determined by our board of trustees. If such redemption is to be by lot and as a result of such redemption any holder of Series D preferred stock would become a holder of a number of shares of Series D preferred stock in excess of the Ownership Limit described herein because such holder's shares of Series D preferred stock were not redeemed, or were only redeemed in part, then, except in certain instances, we will redeem the requisite number of shares of Series D preferred stock from such holder such that he will not hold in excess of the Ownership Limit subsequent to such redemption. In addition, we may redeem shares of Series D preferred stock in certain circumstances relating to the maintenance of our ability to qualify as a REIT for federal income tax purposes.

        On or after the Series D Preferred Stock Redemption Date, each holder of shares of Series D preferred stock to be redeemed must present and surrender each certificate representing his shares of such Series D preferred stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing shares of Series D preferred stock as the owner thereof and each surrendered certificate will be canceled. If fewer than all the shares represented by any such certificate representing shares of Series D preferred stock are to be redeemed, a new certificate will be issued representing the unredeemed shares. If notice of redemption has been mailed or published in accordance with the notice provisions described above and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of the Series D preferred stock so called for redemption, then from and after the Series D Preferred Stock Redemption Date (unless we default in payment of the redemption price), all dividends on the shares of Series D preferred stock called for redemption will cease to accumulate and all rights of the holders thereof, except the right to receive the redemption price thereof (including all accumulated and unpaid dividends to the Series D Preferred Stock Redemption Date), will cease and terminate and such shares will not thereafter be transferred (except with our consent) on our books, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At our election, on or prior to a Series D Preferred Stock Redemption Date, we may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series D preferred stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series D preferred stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such Series D Preferred Stock Redemption Date) against payment of the redemption price (including all accumulated and unpaid dividends to such Series D Preferred Stock Redemption Date). Any interest or other earnings earned on the redemption price (including all accumulated and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited which remain unclaimed by the holders of the shares of Series D preferred stock at the end of two years after the Series D Preferred Stock Redemption Date will be returned to us by such bank or trust company.

        Notwithstanding the foregoing, unless full cumulative dividends on all shares of Series D preferred stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period, no shares of Series D preferred stock will be redeemed unless all outstanding shares of Series D preferred stock are simultaneously redeemed or exchanged; provided, however, that the foregoing will not prevent the purchase or acquisition of shares of Series D preferred stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D preferred stock. In addition, unless full cumulative dividends on all outstanding shares of Series D preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any shares of Series D preferred stock or any shares of any other class or series of our shares of beneficial interest ranking junior to or on parity with the Series D preferred stock as to the payment of dividends or the distribution of our assets upon our liquidation, dissolution or winding up (except by conversion into or exchange for shares of any class or series of our shares of beneficial interest ranking junior to the Series D preferred stock as to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up or by redemption for the purposes of maintaining our qualification as a REIT).

        Immediately prior to any redemption of shares of Series D preferred stock, we shall pay, in cash, any accumulated and unpaid dividends through the Series D Preferred Stock Redemption Date, unless such Series D Preferred Stock Redemption Date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, in which case each holder of Series D preferred stock at the close of business on such Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on shares of Series D preferred stock for which a notice of redemption has been given.

        Any shares of Series D preferred stock that we redeem or reacquire in any manner will be restored to the status of authorized but unissued shares of Series D preferred stock.

Maturity

        The Series D preferred stock has no stated maturity date.

Conversion

        The shares of the Series D preferred stock are not convertible or exchangeable for any of our other property or securities.

Voting Rights

        Holders of Series D preferred stock will not have any voting rights, except as provided by law and as described below. Whenever dividends on any shares of Series D preferred stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, the holders of Series D preferred stock (voting together as a single class with all other classes or series of our shares of beneficial interest ranking on parity with the Series D preferred stock as to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees who will be elected for a one-year term. Such election shall be held at the next annual meeting of the shareholders and at each subsequent annual meeting until all accumulated dividends on the Series D preferred stock and such other class or series of shares of beneficial interest ranking on parity with the Series D preferred stock as to the payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up upon which like voting rights have been conferred and are exercisable for the then current dividend period will have been fully paid or declared or authorized or a sum sufficient for the full payment thereof has been set aside. Vacancies for trustees elected by holders of Series D preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series D preferred stock shall be filled by the remaining trustee so elected then in office or, if there is no such remaining trustee, by vote of holders of a majority of the outstanding shares of Series D preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series D Preferred stock voting as a single class. A trustee elected by the holders of Series D preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series D preferred stock may be removed with or without cause and only by vote of holders of a majority of the outstanding shares of Series D preferred stock and any other such class or series of shares of beneficial interest ranking on parity with the Series D preferred stock voting as a single class.

        So long as any shares of Series D preferred stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series D preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of our shares of beneficial interest ranking senior to the Series D preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any authorized shares of our shares of beneficial interest into any such class or series of our shares of beneficial interest, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such class or series of our shares of beneficial interest; or (ii) amend, alter or repeal the provisions of our declaration of trust or the articles supplementary for the Series D preferred stock, whether by merger or consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series D preferred stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as shares of Series D preferred stock remain outstanding or are converted into like securities of the surviving or resulting entity, in each case with like preference, privilege or voting power and terms thereof materially unchanged, taking into account that upon the occurrence of an Event, we may not be the surviving entity and such surviving entity may be a non-corporate entity, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers of holders of Series D preferred stock; and provided further that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) the creation, issuance or increase in the amount of authorized shares of any other class or series of our shares of beneficial interest, or (z) any increase in the amount of authorized shares of Series D preferred stock, in each case ranking on parity with or junior to the Series D preferred stock with respect to payment of dividends and the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series D preferred stock have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

        In any matter in which the Series D preferred stock may vote (as expressly provided in the articles supplementary or as may be required by law), each share of the Series D preferred stock shall be entitled to one vote, except that when any other class or series of our preferred stock shall have the right to vote with the Series D preferred stock as a single class on any matter, the Series D preferred stock and such other class or series shall have with respect to such matters one vote per each $25.00 of stated liquidation preference.

Restrictions on Ownership and Transfer

        For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year for which we elected to be taxed as a REIT). This test is applied by "looking through" certain stockholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals. Additionally, our outstanding shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first taxable year for which we elected to be taxed as a REIT) or during a proportionate part of a shorter taxable year.

        In order to protect us against the risk of losing our status as a REIT due to a concentration of ownership among our stockholders, our declaration of trust, subject to certain exceptions, provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (in value or number of shares, whichever is more restrictive) of our outstanding common shares. Additionally, our declaration of trust provides that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% (in value or number of shares, whichever is more restrictive) of our outstanding shares of any class or series of our preferred stock, including the Series D preferred stock. The limitations on ownership set forth in the preceding two sentences are referred to herein as the "Ownership Limit." Any direct or indirect ownership of shares of stock in excess of the Ownership Limit by certain "Disqualified Persons" within the meaning of our declaration of trust, or any such ownership or any purported transfer that would result in our shares of beneficial interest being owned by fewer than 100 persons, or that would result in our disqualification as a REIT, including any such ownership or purported transfer that would result in us being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of beneficial interest. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. Our board of trustees may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to our board of trustees and tax counsel is presented to the effect that the changes in ownership will not then or in the future jeopardize our REIT status or our board of trustees otherwise decides that such action is in our best interest.

        Shares of beneficial interest owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be converted into shares of excess stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code. The trustee of the trust will be deemed to own the excess stock for the benefit of the charitable beneficiary on the date of the violative transfer to the original transferee-stockholder. Any dividend or distribution paid to the original transferee-stockholder of excess stock prior to our discovery that shares of beneficial interest have been transferred in violation of the provisions of our declaration of trust shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void ab initio with respect to the original transferee-stockholder and shall instead be paid to the trustee of the trust for the benefit of the charitable beneficiary. Any vote cast by an original transferee-stockholder of shares of beneficial interest constituting excess stock prior to our discovery that shares of beneficial interest have been transferred in violation of the provisions of our declaration of trust shall be rescinded as void ab initio. While the excess stock is held in trust, the original transferee-stockholder will be deemed to have given an irrevocable proxy to the trustee to vote the shares of beneficial interest for the benefit of the charitable beneficiary.

        Within 20 days of receiving notice that excess stock has been transferred to the trust, the trustee of the trust may sell the excess stock held by the trust to any person whose ownership of the shares of beneficial interest converted into such excess stock would be permitted under the Ownership Limit. If such transfer is made, the interest of the charitable beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee-stockholder and to the charitable beneficiary as described herein. The original transferee-stockholder shall receive the lesser of (i) the price paid by the original transferee-stockholder for the shares of beneficial interest that were converted into excess stock or, if the original transferee-stockholder did not give value for such shares (e.g., the stock was received through a gift, devise or other transaction), the market price for the shares on the day of the event causing the shares to be held by the trust and (ii) the price received by the trustee from the sale or other disposition of the excess stock held in trust. The trustee may reduce the amount payable to the original transferee-stockholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-stockholder and are owed by the original transferee-stockholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-stockholder shall be paid by the trustee to the charitable beneficiary. Any liquidation distributions relating to excess stock shall be distributed in the same manner as proceeds of a sale of excess stock.

        In addition, we will have the right to purchase all or any portion of any shares of excess stock held by the trust at the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift), and (ii) the market price on the date we or our designee accept an offer to purchase such shares.

        These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

        All certificates representing shares of stock will bear a legend referring to the restrictions described above.

        Each stockholder shall upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of our shares of beneficial interest as our board of trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The Ownership Limit may have the effect of delaying, deferring or preventing our change in control unless our board of trustees determines that maintenance of REIT status is no longer in our best interest.

Form

        The Series D preferred stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

Taxation of Series D Preferred Stock

  Dividends

        As long as we qualify to be taxed as a REIT, distributions made to our stockholders out of current or accumulated earnings and profits will be treated as dividends for federal income tax purposes and thus taxed to them as ordinary income, except that distributions of net capital gains designated by us as capital gain dividends will be taxed to them as long-term capital gain. To the extent that distributions exceed current and accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's stock with respect to which the distributions are paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that stock. For purposes of determining whether distributions are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock and then to our common shares. Therefore, depending on our earnings and profits, distributions with respect to the Series D preferred stock (as compared to distributions with respect to our common shares) are more likely to be treated as dividends than as return of capital or a distribution in excess of basis.

  Capital Gain Dividends

        If, for any taxable year, we elect to designate as capital gain dividends any portion of the distributions paid for the year to the holders of our shares, the portion of the amount so designated (not in excess of our net capital gain for the year) that will be allocable to the holders of the Series D preferred stock will be the amount so designated multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid to the holders of the Series D preferred stock for the year and the denominator of which will be the total dividends paid to the holders of shares of all classes of our stock for the year.

  Redemption of Series D Preferred Stock

        We may redeem the Series D preferred stock at our option, in whole or from time to time in part, beginning on February 19, 2008, for cash at $25.00 per share plus any accrued and unpaid dividends through the date of redemption, as more fully set forth under "Description of Series D Preferred Stock—Redemption." A redemption of Series D preferred stock will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income rates, unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in our company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests has been met, shares of our common and preferred stock considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of our common and preferred stock actually owned by the holder, must generally be taken into account. If a holder of Series D preferred stock owns (actually and constructively) no outstanding common shares or an insubstantial percentage thereof, a redemption of shares of Series D preferred stock of that holder is likely to qualify for sale or exchange treatment because the redemption would be "not essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series D preferred stock depends upon the facts and circumstances at the time the determination must be made, prospective holders of Series D preferred stock are advised to consult their own tax advisors to determine such tax treatment.

        If a redemption of Series D preferred stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as a taxable sale or exchange by that holder. As a result, the holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits) and (ii) the holder's adjusted tax basis in the shares of Series D preferred stock. Such gain or loss will be capital gain or loss if the shares of Series D preferred stock were held as a capital asset, and will be long-term gain or loss if such shares were held for more than one year.

        If a redemption of Series D preferred stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted tax basis in the redeemed shares of Series D preferred stock will be transferred to the holder's remaining shares of our stock. If the holder owns no other shares of our stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

UNDERWRITING

        We and the underwriters for this offering named below have entered into an underwriting agreement concerning the Series D preferred stock being offered. The underwriters' obligations are several and not joint, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Series D preferred stock set forth opposite its name below.

Underwriters	Number of Shares
Bear, Stearns & Co. Inc.	570,000
A.G. Edwards & Sons, Inc.	570,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	570,000
RBC Dain Rauscher Inc.	570,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	120,000

Total	2,400,000

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of Series D preferred stock being offered if any shares are purchased, other than those shares covered by the over-allotment option described below.

        We have granted the underwriters an option to purchase up to 360,000 additional shares of Series D preferred stock to be sold in this offering at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within 30 days after the date of the prospectus supplement. To the extent the option is exercised, the underwriters will be severally committed, subject to certain conditions, to purchase their respective commitments as indicated in the table above.

        The following table provides information regarding the per share and total underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 360,000 shares of Series D preferred stock.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions payable by us	$0.7875	$0.7875	$1,890,000	$2,173,500

        We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $325,000.

        The underwriters propose to offer the shares of Series D preferred stock directly to the public initially at the public offering price set forth on the cover page of this prospectus supplement and to selected dealers at such price less a concession not to exceed $0.50 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $0.45 per share. The shares of Series D preferred stock will be available for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject any order for purchase of the shares in whole or in part. After the commencement of this offering, the underwriters may change the public offering price and other selling terms.

        We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

        The Series D preferred stock is a new issue of securities and, prior to acceptance of the Series D preferred stock for listing on the NYSE, there will be no established trading market for the Series D preferred stock. We have applied to the NYSE for authorization to list the Series D preferred stock under the symbol, "KTRPrD." If this application is approved, we expect trading in the Series D preferred stock to commence within a 30-day period after the initial delivery of the Series D preferred stock. In order to meet the requirements for listing the Series D preferred stock on the NYSE, the underwriters have undertaken to sell (i) Series D preferred stock to ensure a minimum of 100 beneficial holders with a minimum of 100,000 shares of Series D preferred stock outstanding and (ii) sufficient shares of Series D preferred stock so that following this offering, the shares of Series D preferred stock have a minimum aggregate market value of $2 million. The underwriters have advised us that prior to the commencement of listing on the NYSE, they intend to make a market in the shares of Series D preferred stock, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for shares of Series D preferred stock.

        In order to facilitate this offering of the Series D preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series D preferred stock in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

        The underwriters may over-allot the shares of Series D preferred stock in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of shares than they are committed to purchase in this offering. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares of Series D preferred stock as described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares from us through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Series D preferred stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        Accordingly, to cover these short sales positions or to stabilize the market price of the shares of Series D preferred stock, the underwriters may bid for, and purchase, shares of Series D preferred stock in the open market. These transactions may be effected on the NYSE or otherwise. Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our shares of Series D preferred stock may have the effect of raising or maintaining the market price of our shares of Series D preferred stock or preventing or mitigating a decline in the market price of our shares of Series D preferred stock. As a result, the price of the Series D preferred stock may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

        From time to time, the underwriters and/or their affiliates have provided, and may continue to provide in the future, investment banking, general financing and banking services to us and our affiliates for which they have received, and expect to receive, customary compensation. In connection with the disposition of our New York office and industrial portfolio and other industrial properties in December 2002, we paid Bear, Stearns & Co. Inc. a financial advisory fee of $1,000,000.

LEGAL MATTERS

        The validity of the issuance of the Series D preferred stock offered hereby will be passed upon for us by Clifford Chance US LLP, New York, New York and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Clifford Chance US LLP and Sidley Austin Brown & Wood LLP will rely as to certain matters of Maryland law on the opinion of Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

        The consolidated financial statements and schedules of Keystone Property Trust as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included in a Current Report on Form 8-K filed on February 6, 2003 and are incorporated by reference in this prospectus supplement and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report, dated January 28, 2003, covering the December 21, 2001 and 2000 consolidated financial statements refers to the adoption of SFAS 144 and the restatement of the financial statements for 2001 and 2000.

        In addition, Ernst & Young LLP, independent auditors, have audited the combined statements of revenue and certain expenses of 2040 N. Union Street (the Sears Property Acquisition) as of December 31, 2001 and the combined statements of revenue and certain expenses of the Capital Business Center as of December 31, 2001, each of which is included in our Current Report on Form 8-K filed on February 10, 2003.

WHERE YOU CAN FIND MORE INFORMATION

        You may read and copy any material that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also access our SEC filings over the Internet at the SEC's website at http://www.sec.gov.

PROSPECTUS

Keystone Property Trust

$500,000,000 Common Shares,
Preferred Shares and Depositary Shares

        We may from time to time offer our common shares, preferred shares (which may be issued in one or more series), or depositary shares representing preferred shares ("Depositary Shares") (together, "Securities") at an aggregate initial offering price which will not exceed $500,000,000. We may offer Securities from time to time in amounts, at prices and on terms which will be determined at the time of sale. Offerings may be of particular Securities or of units consisting of two or more types of Securities. We may sell Securities to or through underwriters, through agents or directly to purchasers.

        The terms of particular Securities will be described in a prospectus supplement which will accompany this prospectus, and may be described in a term sheet which precedes the prospectus supplement. A prospectus supplement relating to a series of preferred shares will describe, to the extent applicable, its title, the maximum number of shares, the liquidation preference per share, dividend rights (which may be fixed or participating and may be cumulative or non-cumulative), voting rights, conversion rights, redemption provisions and sinking fund or purchase fund requirements, as well as any other material terms. A prospectus supplement relating to Depositary Shares will describe, to the extent applicable, the fractional share of preferred shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve our status as a real estate investment trust ("REIT") for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about all material federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such prospectus supplement.

        Each prospectus supplement will also contain the names of the underwriters or agents, if any, through which the Securities to which it relates will be sold, the proposed amounts, if any, to be purchased by underwriters, and the compensation, if any, of those underwriters or agents, the initial public offering price, information about securities exchanges or automated quotation systems on which the Securities will be listed or traded and any other material information about the offering and sale of the Securities. We may not sell any Securities without delivering the applicable prospectus supplement describing the method and terms of the offering of such series of Securities.

        See "Risk Factors" beginning on page 3 for a discussion of certain factors you should consider before you invest in our Securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, and they have not determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS SEPTEMBER 4, 2002.

        No dealer, salesperson or other person is authorized to give any information or to make any representation not contained or incorporated by reference in this prospectus or the applicable prospectus supplement. If given or made, that information or representation must not be relied upon as having been authorized by us or by any agent, underwriter or dealer. This prospectus does not, and no prospectus supplement will, constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for that person to make such an offer or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale of securities will, under any circumstances, imply that the information in this prospectus or any prospectus supplement is correct at any time after its date.

WHERE YOU CAN FIND MORE INFORMATION	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION	2
RISK FACTORS	3
THE COMPANY	11
USE OF PROCEEDS	11
FINANCIAL RATIOS	11
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST	12
DESCRIPTION OF DEPOSITARY SHARES	24
METHOD OF SALE	26
FEDERAL INCOME TAX CONSIDERATIONS	28
LEGAL MATTERS	37
EXPERTS	37

i

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith we file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy those reports, proxy statements and other information which we file with the SEC at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of that information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Keystone Property Trust, that file electronically with the SEC. You may access the SEC's web site at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange. You may also read our reports, proxy statements and other information which we file at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"). This prospectus is a part of the registration statement. This prospectus does not contain all the information contained in the registration statement, because we have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, which you may read and copy at, or obtain from, the SEC or the New York Stock Exchange in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We incorporate by reference into this prospectus the following documents which we previously filed with the SEC under the File Number 1-12514:

          (a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          (b) our Current Report on Form 8-K filed on January 4, 2002, our Current Report on Form 8-K/A filed on March 5, 2002, our Current Report on Form 8-K filed on May 30, 2002, our Current Report on Form 8-K filed on July 15, 2002 and our Current Report on Form 8-K filed on September 4, 2002;

          (c) our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;

          (d) our Definitive Proxy Statement on Schedule 14A filed on April 29, 2002;

          (e) the description of our shares of beneficial interest and the description of the limited partnership interests of Keystone Operating Partnership, L.P., our operating partnership, contained in our registration statement on Form 8-A/A filed on October 14, 1999 (including any amendments or reports filed for the purpose of updating such description); and

          (f) all other reports we have filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act since December 31, 2000.

        When we file documents in accordance with Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this prospectus and the time we file a post-effective amendment to the registration statement of which this prospectus is a part saying all the securities which are the subject of that registration statement have been sold or deregistering any securities which have not been sold, the documents we file will be incorporated into this prospectus and will be a part of it beginning on the date the documents are filed. If any document which we file changes anything said in this prospectus or in an earlier document which is incorporated into this prospectus, the later document will modify or supersede what is said in this prospectus or the earlier document.

        We will provide, without charge, at the written or oral request of anyone to whom this prospectus is delivered, copies of the documents incorporated by reference in this prospectus, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: Keystone Property Trust, 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania 19428, Attention: General Counsel (Telephone: (484) 530-1800).

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

        Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," estimate," "believe," "intend," "project" or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on the operations and future prospects of our company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs), availability of capital (debt and equity), interest rates, competition, supply and demand for properties in our current and proposed market areas, general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference herein.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

RISK FACTORS

        Before you invest in our securities, you should be aware that there are various risks, including those described below and any that we may describe in a prospectus supplement. You should consider carefully these risk factors (and any in the applicable prospectus supplement) together with all of the other information included or incorporated by reference in this prospectus and in the applicable prospectus supplement before you decide to purchase our securities. This section includes or refers to certain forward-looking statements; you should refer to the explanation of the qualifications and limitations on such forward-looking statements discussed on page 2 of this prospectus.

There Are Risks Associated With The Acquisition And Development Of New Properties, Which May Adversely Affect The Value Of Our Securities And Our Ability To Pay Dividends To Our Shareholders.

        We have recently experienced, and we may continue to experience, rapid growth through the acquisition and development of additional industrial properties. Our ability to manage our growth effectively requires us to integrate successfully our new acquisitions and developments into our existing management structure. Properties which we acquire typically have no operating history under our management and such properties may have characteristics or deficiencies unknown to us which affect their valuation or revenue potential. The operating performance of these properties may decline under our management. A decline in the operating performance of these properties will adversely affect our operating results and funds from operations, which could adversely impact the price of our Securities and the amount of dividends we will be able to pay.

        We currently plan to continue acquiring properties to the extent we consider appropriate. Our success in this area depends on many factors, including the ability to successfully (i) identify properties which meet our acquisition criteria, (ii) negotiate acceptable price and terms with the seller and (iii) close the transactions for such properties. Also, we plan to finance our future acquisitions and developments through debt offerings, equity offerings, other debt financing or any combination thereof. By using existing credit facilities or other short-term debt for such activities, we may not be able to secure financing in the future or financing on equally favorable terms. By using other debt to finance such activities, we will be subject to risks normally associated with debt financing. See the risk factor captioned "Our Financial Performance and Value are Subject to Risks Associated with the Real Estate Industry That Could Adversely Affect Our Financial Condition--Debt Financing May Have an Adverse Effect on Our Cash Flow and Our Ability to Pay Dividends" below beginning on page 5. By using equity to finance such activities, we may dilute your current interest in our company. Accordingly, our acquisition activities may have an adverse effect on our financial performance and ability to pay dividends to our shareholders.

We Depend On The Performance Of Our Primary Markets, And Changes In Such Markets May Adversely Affect Our Financial Condition

        Most of our properties are currently located in Central/Northern New Jersey, Central Pennsylvania, New York State, Indianapolis, Indiana, Ohio and Greenville, South Carolina. We have recently narrowed our investment and operating focus to primarily include New Jersey, Pennsylvania and Indiana. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect our operations or cash available for dividends. Our financial performance and our ability to pay dividends to our shareholders will be particularly sensitive to the economic conditions in those markets. Our revenues and the value of our properties may be adversely affected by a number of factors, including the local economic climate (which may be adversely impacted by business layoffs, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office and industrial properties.) These factors, when and if they occur in the area in which our properties are located, would adversely affect our ability to pay dividends to our shareholders.

Risks Associated With Property Dispositions

        We anticipate that we will continue to sell certain office and industrial properties which do not meet our ongoing investment strategy and to provide a source of funds for our operating plan. However, real estate investments are relatively illiquid and, therefore, may tend to limit our ability to sell properties that do not meet our investment strategy promptly, even if a sale were in the best interest of the company. No assurance can be given that we will be able to dispose of such properties promptly or on favorable terms. In the event we do dispose of a property, there can be no assurance that suitable acquisitions that meet our acquisition criteria and investment strategy will be available or that we will be able to apply the net proceeds of such sale towards acquisitions.

Historical Trading Volume Of Our Common Shares

        Historically, we have experienced relatively low daily trading volume in our common shares. For the quarter ended June 30, 2002, our average daily trading volume on the New York Stock Exchange was 95,411 common shares. There can be no assurance that there will be an increase in such trading volume or, if trading volume does increase, the impact such increase would have on the price of our common shares in the public market.

Property Ownership Through Joint Ventures Could Limit Our Control Of Those Investments

        Joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our co-venturer might become bankrupt, that our co-venturer might at any time have different interests or goals than we do, and that our co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining the qualification of the company as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor our co-venturer would have full control over the joint venture. Also, there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures.

There Are Risks Associated With Our Entry Into New Markets

        We currently intend to continue to seek expansion of our operations into additional new markets other than Central/Northern New Jersey, Central Pennsylvania, New York State, Indianapolis, Indiana, Ohio and Greenville, South Carolina. In determining whether to enter a new market, we consider, among other factors, demographics, job growth, employment, real estate fundamentals, competition and other related matters. We cannot assure you that we will be successful in our efforts to identify new markets, or that once we identify new markets, that we will be able to successfully acquire properties in those markets and achieve favorable operating results from properties acquired in those markets.

Our Shareholders' Ability To Effect A Change In Control Of Our Company Is Limited, Which May Not Be In Our Shareholders' Best Interests

        Our ownership limit may not be in our shareholders' best interests.    For us to maintain our qualification as a REIT for federal income tax purposes, not more than 50% of the value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined for federal income tax purposes to include certain entities) during the last half of each taxable year after 1993. Our declaration of trust includes certain restrictions regarding transfers of our shares of beneficial interest and ownership limits that are intended to assist us in satisfying such limitations. Such restrictions and limits may not be adequate in all cases, however, to prevent the transfer of our shares of beneficial interest in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though such a change of control could involve a premium price for your common shares or otherwise be in your best interest. See "Description of Shares of Beneficial Interest—Restrictions on Transfer" on page 17.

        Our staggered board may not be in our shareholders' best interests.    Our board of trustees is divided into three classes, with the members of each class serving a three-year term. The staggered terms for trustees may reduce the possibility of a tender offer or an attempt to effect a change in control of us, even if such a tender offer or change of control would be in your best interest.

        Issuances of preferred shares and preemptive rights may prevent a change of control that would be in our shareholders' best interest.    Our board of trustees is authorized by our declaration of trust to establish and issue one or more series of preferred shares without shareholder approval. We currently have three series of preferred shares outstanding. The establishment of these series or a future series of preferred shares could make more difficult a change of control of our company that would be in your best interest. The holders of our Series A convertible preferred shares have preemptive or other rights with respect to future issuances of our common shares. Additionally, we have contractually granted similar rights to certain holders of our common shares. These rights could make more difficult a change of control of our company that would be in your best interest.

The Concentration Of Ownership Of Our Shares Of Beneficial Interest May Not Be In Our Shareholders' Best Interest

        Our officers and trustees as a group beneficially own, as of August 31, 2002, 8.9% of our company (assuming the conversion to common shares of all of our outstanding Series A convertible preferred stock, Series C convertible preferred stock and common and convertible preferred units of limited partnership interest in our operating partnership). In addition, certain other investors currently own a significant amount of our shares of beneficial interest. Although we believe this ownership is beneficial in aligning the interest of officers and trustees with that of the other shareholders, this may enable the officers and trustees to exercise substantial influence over the management of our company and on the outcome of any matters submitted to a vote of our shareholders. The concentration of beneficial ownership of our company may have the effect of delaying, deferring or preventing a change in control of our company, may discourage bids for our shares of beneficial interest at a premium over the market price of our shares of beneficial interest and may adversely affect the market price of our shares of beneficial interest.

Certain Trustees And Officers Who Own Units Of Limited Partnership Interest In Our Operating Partnership May Be Affected Differently Than Our Shareholders As A Result Of The Sale Of, Or Reduction Of Mortgage Debt On, Certain Of The Properties.

        Certain of our trustees and officers own units of limited partnership interest in our operating partnership and, as a result, may face different and more adverse tax consequences than you will if we sell or reduce our mortgage indebtedness on certain of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of such properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

Risks Associated With Future Issuances Of Our Common Shares

        Future issuances of common shares or securities convertible into common shares may dilute your interest in our company.    Our declaration of trust authorizes our board of trustees to issue additional common shares or securities convertible into our common shares without shareholder approval. Additionally, each of our three classes of preferred shares and all limited partnership interests in our operating partnership may be converted into our common shares pursuant to their terms. Such issuances of our common shares or conversion of convertible securities into our common shares would have the effect of diluting your existing interest in our company.

        Future sales of our common shares may adversely affect the price of our common shares.    Future sales of a substantial number of our common shares may occur as a result of option holders exercising their rights to purchase our common shares or by shares being resold under registration rights agreements (including with respect to the conversion of our preferred shares and preferred and common units of limited partnership interest in our operating partnership into our common shares) or exemptions from registration. We may grant registration rights to shareholders in the future. Future sales of a substantial number of our common shares could adversely affect the prevailing market price for our common shares.

We Have Agreed Not To Sell Certain Of Our Properties

        We have agreed with the sellers of certain of our properties not to sell certain properties for a period of time ranging from one to ten years in any transaction that would trigger taxable income, subject to certain exceptions. Some of these agreements are with current officers and trustees of our company. In addition, we may enter into similar agreements in connection with future property acquisitions. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, we may be precluded from selling certain properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so.

Our Financial Performance And Value Are Subject To Risks Associated With The Real Estate Industry That Could Adversely Affect Our Financial Condition

        General.    Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of income generated and expenses incurred. If properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the owner's income and ability to pay dividends will be adversely affected. An owner's income from properties may be adversely affected by a variety of factors, including the general economic climate, local conditions, such as oversupply of the particular category of real estate owned or controlled by the owner, or reduction in demand for any such properties, competition from properties owned by others, or the ability of the owner to provide adequate facilities maintenance, services and amenities. With respect to office and industrial properties, maintaining income at desired levels can be affected by a number of factors, including the ability to locate desirable replacements for key tenants at attractive rent levels following expiration of leases, and the costs of reletting and providing tenant improvements required to attract and maintain attractive tenants at desirable rentals.

        Often, increased operating costs, including real estate taxes, insurance and maintenance costs, do not decline when circumstances cause a reduction in income from a property. If a property is mortgaged to secure payment of indebtedness, and the owner is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

        We depend on our major tenants.    Substantially all of our income is, and will continue to be, derived from rental income on our properties and, consequently, our distributable cash flow and ability to pay expected dividends to shareholders would be adversely affected if a significant number of our tenants failed to meet their lease obligations. As of June 30, 2002, our ten largest tenants represented approximately 25.2% of our industrial and office properties' annualized rental income. At any time, a tenant at any of our properties may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant's lease and thereby cause a reduction in our cash flow and the amounts available for dividends to our shareholders. We cannot assure you that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, our cash flow and the amounts available for dividends to you may be adversely affected.

        We compete with other owners and operators of properties.    All of our properties are located in well-developed market areas. There are numerous other office and industrial properties and real estate companies (including other REITs) within the market area of each of our properties which will compete with us for tenants and for development and acquisition opportunities. The number of competitive properties and real estate companies in such areas could have a material effect on our operations, our ability to rent our properties and the rents which we charge, and our development and acquisition opportunities. We compete for tenants and acquisitions with others who may have greater resources than us. We will continue to experience strong competition in pursuing development and acquisition opportunities.

        Debt financing may have an adverse effect on our cash flow and our ability to pay dividends.    None of our declaration of trust, by-laws or investment policies contain any limitation on the amount of aggregate indebtedness which we may incur and no shareholder approval is required for us to incur additional indebtedness. Accordingly, our management and board of trustees will have discretion to incur such amounts of aggregate indebtedness as they determine. We may seek additional debt financing to fund future acquisitions. We will be subject to risks normally associated with debt financing, including the risk that our cash flow will be insufficient to pay dividends at expected levels and meet required payments of principal and interest, the risk that indebtedness on our properties (which will not have been fully amortized at maturity in all cases) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Our properties are or may be mortgaged to secure payments on our indebtedness. Certain other properties are secured by debt which is cross-collateralized and cross-defaulted. As of June 30, 2002, our mortgage debt totaled approximately $441.1 million (or 97.0% of our total liabilities), $105.1 million or approximately 23.8% of which constituted borrowings under our $125 million unsecured credit facility. Based on the market price for our common shares at the close of business on June 30, 2002, our indebtedness was equal to approximately 47.0% of our total market capitalization on that date (assuming the conversion to common shares of all of our outstanding preferred shares and preferred or common units of limited partnership interest in our operating partnership, other than those units which we own). In the future, we may increase our borrowings under the credit facility for new acquisitions, capital improvements, new development projects and for general working capital purposes. Such variable rate debt creates higher debt service requirements if market interest rates increase, which could adversely affect our cash flow and the amounts of cash available for dividends to you.

        If we fail to make required payments of principal and interest on any mortgage debt, our lenders could foreclose on the properties securing such debt which would result in a loss of income and asset value to us. If principal payments due at maturity cannot be paid or refinanced, we expect that our cash flow would not be sufficient in all years to pay dividends at expected levels and to repay all maturing debt. Furthermore, any substantial increase in interest expense relating to any such refinanced indebtedness also would adversely affect our cash flow and the amounts available for dividends to you.

        There are risks associated with our acquisition, redevelopment, development and construction activities.    We intend to acquire industrial properties to the extent that they can be acquired on terms that meet our investment criteria. Acquisitions of industrial properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

        We intend to consider future investments in the redevelopment, development and construction of industrial buildings in accordance with our growth policies. Risks associated with our redevelopment, development and construction activities may include: abandonment of redevelopment or development opportunities; construction costs of a property exceeding original estimates, possibly making the property unprofitable; occupancy rates and rents at a newly renovated or completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for redevelopment or development of a property; permanent financing may not be available on favorable terms to replace a short-term construction loan; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. In addition, new redevelopment or development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. Redevelopment or development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

        We may not be able to renew leases or to relet space.    We are, and will continue to be, subject to the risk that upon expiration of leases for space located in our properties, the leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than current lease terms. If we are unable to relet promptly or renew the leases for all or a substantial portion of any vacant space, if the rental rates upon such renewal or reletting were significantly lower than expected or if our cash available proves inadequate, then our cash flow and ability to pay expected dividends to you may be adversely affected.

        Liability for environmental matters could adversely affect our financial condition.    Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral and to lease the property. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances, including ACMs. As the owner of our properties, we may be potentially liable for any such costs. Phase I or similar environmental site assessments ("ESAs") have been obtained on all of our properties. The purpose of Phase I ESAs is to identify potential sources of contamination for which we may be responsible and to assess the status of environmental regulatory compliance. For a number of the properties, the Phase I ESAs referenced prior Phase II ESAs obtained on such properties. Phase II ESAs generally involve more invasive procedures than Phase I ESAs, such as soil sampling and testing or the installation and monitoring of groundwater wells. The ESAs have not revealed any environmental condition, liability or compliance concern that we believe would have a material adverse affect on our business, assets or results of operations, nor are we aware of any such condition, liability or concern. It is possible that the ESAs relating to any of the properties do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose at a property after the related ESA report was completed of which we are unaware. In addition, we cannot assure you that properties which we acquire in the future will not have any material environmental conditions, liabilities or compliance concerns.

Failure To Qualify As A Reit Would Cause Our Company To Be Taxed As A Corporation

        We will be taxed as a corporation if we fail to qualify as a REIT.    We believe that, commencing with our taxable year ended December 31, 1993, we have been organized and operated in a manner that has enabled us to meet the requirements for qualification as a REIT for federal income tax purposes and we intend to continue to operate in such a manner. We have not requested, and we do not plan to request, a ruling from the Internal Revenue Service ("IRS") that we qualify as a REIT. However, we have received an opinion from the law firm of Clifford Chance Rogers & Wells LLP that, based on certain assumptions and representations, since 1993 we have been organized and operated in a manner so as to qualify as a REIT under the Code and that our proposed method of operation will enable us to continue to so qualify.

        You should be aware that opinions of counsel are not binding on the IRS or any court.    Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our meeting various requirements imposed by the Code. Such requirements are discussed in more detail in "Federal Income Tax Considerations--Taxation of the Company" on page 28.

        If we fail to qualify as a REIT, we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate tax rates. We could also be subject to the federal alternative minimum tax. Unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for the four taxable years following the year during which we were disqualified. Therefore, if we lost our REIT status, our funds available for dividends to shareholders would be substantially reduced for each of the years involved. In addition, we would no longer be required to pay dividends to our shareholders.

        Failure to meet minimum distribution requirements may adversely affect us.    To qualify as a REIT, we generally must distribute to our shareholders 90% of our net taxable income. Such annual distribution requirements limit the amount of cash we have available for other business purposes, including amounts to fund our growth and make payments on our debt. If we fail to meet these distribution requirements, we may be disqualified as a REIT and subject to certain federal income and excise taxes. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions we make with respect to any calendar year are less than the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain net income for that year and (iii) any undistributed taxable income from prior years. We intend to make distributions to our shareholders to comply with the 90% distribution requirement and to avoid the nondeductible excise tax. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at our taxable income could require us, directly or indirectly through the operating partnership, to borrow funds on a short-term or long-term basis to meet the 90% distribution requirement and to avoid the nondeductible excise tax. See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements" on page 33.

        We may be subject to other tax liabilities.    Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income and property that could reduce operating cash flow. See "Federal Income Tax Considerations--Other Tax Considerations" on page 36.

        We depend on key personnel, the loss of whom might adversely affect our performance    We depend on the efforts of our key personnel, particularly Jeffrey E. Kelter, our President and CEO as well as certain other senior management. While we believe that, if necessary, we could find replacements for these key personnel, the loss of their services could have a material adverse effect on our operations.

THE COMPANY

        We are a self-administered, self-managed REIT engaged in the ownership, acquisition and development of industrial and office properties. As of June 30, 2002, we owned a portfolio of 124 properties comprised of 103 industrial properties, 21 office properties containing an aggregate of 22.0 million square feet and an investment in a direct financing lease. Our properties are located principally in the mid-Atlantic and Northeastern United States and are 94.2% leased under 249 leases as of June 30, 2002.

        We conduct substantially all of our activities through, and substantially all of our properties are held directly or indirectly by, our operating partnership. We are the sole general partner of the operating partnership and own, as of June 30, 2002, approximately 70% of the outstanding units of limited partnership interest in the operating partnership. The remaining units of limited partnership interest are owned by limited partners of the operating partnership. Our officers and trustees own approximately 20.7% of the outstanding units of limited partnership interest (exclusive of the units owned by us) as of June 30, 2002. Each common unit of limited partnership interest of the operating partnership may be converted by the holder into one common share (subject to certain anti-dilution provisions), or, at our option, the cash value of one common share. With each such exchange, our percentage interest in the operating partnership will increase.

        Our common shares are listed on the New York Stock Exchange under the symbol "KTR."

        Our principal executive offices are located at 200 Four Falls Corporate Center, Suite 208, West Conshohocken, PA 19428 and our telephone number is (484) 530-1800. We also maintain offices in New York City, Albany and Syracuse, New York, Philadelphia, Allentown and Harrisburg, Pennsylvania, Indianapolis, Indiana and Greenville, South Carolina. Unless the context otherwise requires, all references to "we," "us" or "our company" refers to Keystone Property Trust and its subsidiaries, including our operating partnership.

USE OF PROCEEDS

        Except as we may set forth in the applicable prospectus supplement, we intend to apply the net proceeds from the sale of Securities for the repayment of indebtedness outstanding from time to time, the financing of capital commitments, acquisitions, developments and other general corporate purposes.

FINANCIAL RATIOS

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

        The following financial ratio measures our ability to repay interest, any preferred stock dividends and preferred unit distributions from our earnings. Earnings were computed by adding fixed charges (excluding preferred stock dividends, preferred unit distributions and capitalized interest) and minority interests of holders of common units in our operating partnership to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred shareholders and preferred unitholders.

	Years Ended December 31,
	6/30/2002	2001	2000		1999	1998	1997
Ratio of earnings to combined fixed charges and preferred stock dividends	1.49x	1.21x	1.17x	(1)	1.28x	1.68	1.11x	(2)

(1)
Excludes an $11.3 million non-cash charge for an asset valuation writedown relating to assets held for sale.
(2)
Excludes non-recurring charges of $3.2 million related to the buyout of certain executive officers' employment agreements, options and warrants.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

General

        Under our declaration of trust, the total number of all classes of shares that we have authority to issue is 65,000,000, all of which are initially classified as common shares, $.001 par value. Our board of trustees may classify and reclassify any unissued shares of beneficial interest by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of beneficial interest.

Common Shares

        The holders of common shares are entitled to one vote per share on all matters voted on by shareholders, including elections of the trustees, and, except as otherwise required by law or provided in any Articles Supplementary adopted by the board of trustees with respect to any series of preferred shares establishing the voting powers of such series, the holders of such shares exclusively possess all voting power. The declaration of trust does not provide for cumulative voting in the election of trustees. Subject to any preferential rights of any outstanding series of preferred shares, the holders of common shares are entitled to such dividends as may be declared from time to time by the board of trustees from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of our company available for distribution to such holders. All common shares outstanding are fully paid and non-assessable and the holders thereof have no preemptive rights. The transfer agent and registrar for the common shares is American Stock Transfer & Trust Company.

Preferred Shares

        General.    Under the declaration of trust, the board of trustees is authorized to provide for the issuance of preferred shares in one or more series, to establish the number of shares in each series and to fix the terms thereof. The preferred shares will, when issued, be fully paid and nonassessable and will generally have no preemptive rights. The board of trustees could authorize the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common shares might believe to be in their best interests or in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then market price of such common shares.

        Terms of Preferred Shares That We May Offer.    The following description of the preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the declaration of trust and our by-laws and any articles supplementary to the declaration of trust designating terms of a series of preferred shares (the "Articles Supplementary").

        Reference is made to the prospectus supplement relating to the preferred shares offered thereby for specific terms, including, to the extent applicable:

  (1)
  the title of such preferred shares;
  (2)
  the number of preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;
  (3)
  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such preferred shares;
  (4)
  the date from which dividends on such preferred shares shall accumulate, if applicable;
  (5)
  the provision for a sinking fund, if any, for such preferred shares;
  (6)
  the provision for redemption, if applicable, of such preferred shares;

  (7)
  any listing of such preferred shares on any securities exchange;
  (8)
  the terms and conditions, if applicable, upon which such preferred shares will be convertible into common shares or other shares of beneficial interest, including the conversion price or rate (or manner of calculation thereof);
  (9)
  any other specific terms, preferences, rights, limitations or restrictions of such preferred shares, including voting rights, if any;
  (10)
  a discussion of federal income tax considerations applicable to such preferred shares;
  (11)
  the relative ranking and preference of such preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company;
  (12)
  any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of our company; and
  (13)
  any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a REIT.

        Rank.    Unless otherwise specified in the applicable prospectus supplement, the preferred shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of our company, rank (i) senior to all classes or series of common shares and to all equity securities ranking junior to such preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; (ii) on a parity with all of our equity securities, the terms of which specifically provide that such equity securities rank on a parity with the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company; and (iii) junior to all of our equity securities, the terms of which specifically provide that such equity securities rank senior to the preferred shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of our company.

        Dividends.    Holders of the preferred shares of each series will be entitled to receive, when, as and if declared by the board of trustees, out of assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable prospectus supplement. Each such dividend shall be payable to holders of record as they appear on our share transfer books on such record dates as shall be fixed by the board of trustees.

        Dividends on any series of the preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If the board of trustees fails to declare a dividend payable on a dividend payment date on any series of the preferred shares for which dividends are noncumulative, then the holders of such series of the preferred shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and we will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

        If preferred shares of any series is outstanding, no dividends will be declared or paid or set apart for payment on any of our shares of beneficial interest of any other series ranking, as to dividends, on a parity with or junior to the preferred shares of such series for any period, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred shares of such series for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment on the preferred shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon preferred shares of any series and the shares of any other series of preferred shares ranking on a parity as to dividends with the preferred shares of such series, all dividends declared upon preferred shares of such series and any other series of preferred shares ranking on a parity as to dividends with such preferred shares shall be declared pro rata so that the amount of dividends declared per share of preferred shares of such series and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such series of preferred shares does not have a cumulative dividend) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred shares of such series that may be in arrears.

        Except as provided in the immediately preceding paragraph, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in common shares or other shares of beneficial interest ranking junior to the preferred shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other dividend be declared or made upon the common shares or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, nor shall any common shares, or any other shares of beneficial interest of our company ranking junior to or on a parity with the preferred shares of such series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us (except by conversion into or exchange for other shares of beneficial interest of our company ranking junior to the preferred shares of such series as to dividends and upon liquidation).

        Any dividend payment made on shares of a series of preferred shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remain payable.

        Redemption.    If so provided in the applicable prospectus supplement, the preferred shares will be subject to mandatory redemption or redemption at our option, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such prospectus supplement.

        The applicable prospectus supplement relating to a series of preferred shares that is subject to mandatory redemption will specify the number of shares of such preferred shares that we shall redeem in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such preferred shares does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of the issuance of our shares of beneficial interest, the terms of such preferred shares may provide that if no such shares of beneficial interest shall have been issued, or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such preferred shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest pursuant to conversion provisions specified in the applicable prospectus supplement.

        Notwithstanding the foregoing, unless (i) if a series of preferred shares has a cumulative dividend, full cumulative dividends on all shares of such series of preferred shares shall have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if a series of preferred shares does not have a cumulative dividend, full dividends on all shares of the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of preferred shares shall be redeemed unless all outstanding shares of preferred shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred shares of such series. In addition, unless (i) if such series of preferred shares has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of preferred shares have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) if such series of preferred shares does not have a cumulative dividend, full dividends on the preferred shares of such series have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any shares of such series of preferred shares (except by conversion into or exchange for our shares of beneficial interest ranking junior to the preferred shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of preferred shares of such series to preserve our REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of preferred shares of such series.

        If fewer than all of the outstanding shares of preferred shares of any series are to be redeemed, we will determine the number of shares to be redeemed and we may redeem such shares pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by any other equitable manner which we decide.

        Unless provided otherwise for any series of preferred shares, we will mail a notice of redemption generally at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred shares of any series to be redeemed at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the preferred shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such preferred shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of preferred shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of preferred shares to be redeemed from each such holder. If we have given notice of redemption of any preferred shares and if we have set aside the funds necessary for such redemption in trust for the benefit of the holders of any preferred shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on such preferred shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company, then, before any distribution or payment shall be made to the holders of any common shares or any other class or series of our shares of beneficial interest ranking junior to the preferred shares in the distribution of assets upon any liquidation, dissolution or winding up of our company, the holders of each series of preferred shares shall be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable prospectus supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of preferred shares and the corresponding amounts payable on all shares of other classes or series of our shares of beneficial interest ranking on a parity with the preferred shares in the distribution of assets, then the holders of the preferred shares and all other such classes or series of shares of beneficial interest ranking on parity with the preferred shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        If we have made liquidating distributions in full to all holders of preferred shares, our remaining assets shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the preferred shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of our company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of our property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of our company.

        Voting Rights.    Holders of the preferred shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

        Unless provided otherwise for any series of preferred shares, so long as any shares of preferred shares of a series remain outstanding, we will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking senior to such series of preferred shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) amend, alter or repeal the provisions of the declaration of trust or the Articles Supplementary for such series of preferred shares, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of preferred shares or the holders thereof; provided, however, with respect to the occurrence of any event set forth in (ii) above, so long as the preferred shares remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of preferred shares; and provided further that (a) any increase in the amount of the authorized preferred shares or the creation or issuance of any other series of preferred shares or (b) any increase in the amount of authorized shares of such series or any other series of preferred shares, in each case ranking on a parity with or junior to the preferred shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

        The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of preferred shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

        Conversion Rights.    The terms and conditions, if any, upon which any series of preferred shares is convertible into common shares will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the number of common shares into which the shares of preferred shares are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred shares or at our option, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of preferred shares.

        Transfer Agent.    The transfer agent and registrar for the preferred shares will be set forth in the applicable prospectus supplement.

Restrictions On Transfer

        For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain percentages of our gross income must be from particular activities. Because our trustees believe it is essential for us to continue to qualify as a REIT, the declaration of trust, subject to certain exceptions, provides that no holder (other than current excepted holders and any other person who the trustees approve, at their option and in their discretion, provided that such approval will not result in the termination of our status as a REIT) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (the "Ownership Limit") of the outstanding common shares (in value or number of shares, whichever is more restrictive) and with respect to any class or series of preferred shares, 9.9% (in value or number of shares, whichever is more restrictive) of the outstanding shares of such class or series of preferred shares. The foregoing restrictions on transferability and ownership will not apply if the trustees determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. If any purported transfer of shares would cause our shares to be beneficially owned by less than 100 persons, then such purported transfer shall be void AB INITIO and the intended transferee shall acquire no rights in such shares. If any transfer of shares occurs which, if effected, would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in our company being "closely held" within the meaning of Section 856(h) of the Code, or (iii) otherwise result in our failure to qualify as a REIT, then the shares of beneficial interest being transferred that would cause one or more of the restrictions on ownership or transfer to be violated will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of such shares shall have no right to receive dividends or other distributions with respect to such shares and shall have no right to vote such shares. Any dividends or other distributions paid to such purported transferee prior to our discovery that the shares have been transferred to a trust shall be paid upon demand to the trustee of the trust for the benefit of the charitable beneficiary. The trustee of the trust will have all rights to dividends with respect to our shares of beneficial interest held in trust, which rights will be exercised for the exclusive benefit of the charitable beneficiary. The trustee shall designate a transferee of such shares so long as such shares would not violate the Ownership Limit in the hands of such designated transferee. Upon the sale of such shares, the purported transferee shall receive the lesser of (A) (i) the price per share such purported transferee paid for the shares of beneficial interest in the purported transfer that resulted in the transfer of shares of beneficial interest to the trust, or (ii) if the transfer or other event that resulted in the transfer of shares of beneficial interest gave full value for such shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust, and (B) the price per share received by the trustee from the sale or disposition of the shares held in the trust.

        All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

        Every owner of more than 1% (or such other percentage as required by the Code or regulations thereunder) of the issued and outstanding common shares will be required to file a written notice with us containing the information specified in the declaration of trust no later than January 30 of each year. In addition, each shareholder shall upon demand be required to disclose to us in writing such information as we may request in good faith in order to determine our status as a REIT.

        These ownership limitations may have the effect of precluding acquisition of control of our company unless the trustees determine that maintenance of REIT status is no longer in our best interest.

Limitation of Liability of Trustees

        Our declaration of trust provides that, to the fullest extent permitted by Maryland law, a trustee or officer will not be personally liable for monetary damages to us or you.

Indemnification of Trustees and Officers

        Our declaration of trust provides that we shall indemnify (i) our trustees and officers to the fullest extent required or permitted by Maryland law, including the advance of expenses under the procedures set forth in our by-laws and to the full extent permitted by law and (ii) other employees and agents to such extent as shall be authorized by our trustees or our by-laws and be permitted by law. The declaration of trust provides that no amendment of the declaration of trust or repeal of any of its provisions shall limit or eliminate the right to indemnification provided thereunder with respect to acts or omissions occurring prior to such amendment or repeal. We have a trustee and officer liability insurance policy with a $15,000,000 limit of liability and a company retention of $75,000 in the aggregate for each claim other than securities claims which have an aggregate retention of $250,000.

Terms of Series A Convertible Preferred Shares

        We currently have 800,000 shares classified as Series A preferred shares issued and outstanding as of June 30, 2002. The Series A preferred shares have the following terms:

        Voting Rights.    Except in certain limited circumstances and as required by applicable law, holders of Series A preferred shares are not entitled to vote. The affirmative vote or consent of the holders of at least two-thirds of the votes entitled to be cast by holders of outstanding Series A preferred shares is required to authorize or increase the number of shares of a class senior to the Series A preferred shares or to authorize any amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series A preferred shares. If and whenever dividends on any Series A preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series A preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee.

        Dividends.    Holders of Series A preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares and any other shares ranking junior to the Series A preferred shares, when, as and if declared by our board of trustees out of funds legally available for that purpose, at the rate of the greater of (i) $2.25 per share per year or (ii) an amount per share equal to the aggregate annual amount of cash dividends paid or payable, if any, with respect to the number of common shares into which each Series A preferred share is then convertible. Such dividends are cumulative from the date of issuance of the Series A preferred shares and compound quarterly at a rate of 9% per annum.

        Liquidation.    In the event of any (i) liquidation, dissolution or winding-up of our affairs, (ii) consolidation or merger which results in a change in control of our company, or (iii) sale or transfer of all or substantially all of our assets other than to an affiliate (each a "Liquidation Event"), the holders of Series A preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series A preferred shares as to liquidating distributions, the greater of (i) (A) a liquidation preference equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such liquidation, sale or merger. If, on or prior to December 15, 2003, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be an issuer of senior unsecured debt securities or preferred shares rated investment grade and that has common equity securities with an average daily trading volume of $2,475,000 over the prior 30 trading days, the liquidation premium will be 5% of the liquidation preference or (ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If there is a Liquidation Event after December 15, 2003, the liquidation premium will be equal to the redemption premium set forth in the following paragraph.

        Redemption.    We may not redeem Series A preferred shares prior to December 15, 2003. On or after December 15, 2003, we may redeem for cash all, but not less than all, of the outstanding Series A preferred shares at a price per share equal to the liquidation preference (which is $25.00 per share) plus a redemption premium as set forth in the following table:

Redemption Date	Redemption Premium As A Percentage of Liquidation Preference
From December 15, 2003 through and including December 14, 2004	4.5%
From December 15, 2004 through and including December 14, 2005	3.375%
From December 15, 2005 through and including December 14, 2006	2.25%
From December 15, 2006 through and including December 14, 2007	1.125%
Thereafter	0%

        Conversion.    Each Series A preferred share is convertible at any time into the number of common shares obtained by dividing the aggregate liquidation preference (which is $25 per share) of such Series A preferred shares by $16.50. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares, the issuance of rights, options or warrants to holders of our common shares entitling them to purchase common shares at a price less than their current market value or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series A preferred shares.

        Rights Upon Certain Transactions.    We may not enter into certain transactions in which our common shares are converted into the right to receive securities or other property (including cash), unless each Series A preferred share that is not redeemed or converted into the right to receive securities or other property will be converted into the securities or other property that would have been received if such Series A preferred shares were converted into common shares immediately prior to the transaction. We may not agree to enter into such a transaction unless provisions are made that enable holders of Series A preferred shares that remain outstanding after the transaction to convert their shares into the consideration received by holders of common shares at the conversion price in effect immediately prior to the transaction. Furthermore, in the event of a consolidation or merger with an unaffiliated entity in which our company is not the surviving entity, the holders of Series A preferred shares may require us to make provision for the Series A preferred shares in accordance with the immediately preceding sentences unless we redeem all of the Series A preferred shares for an amount equal to the liquidation preference, plus a redemption premium of 10% of the liquidation preference.

        Preemptive Rights.    If we propose to issue for cash either common shares or securities convertible into common shares (with the exception of limited partner interests in our operating partnership), we must give each holder of Series A preferred shares the right to purchase, on the same terms, up to an amount of our common shares or other securities issued so that, upon consummation of the proposed issuance, such holder would hold the same percentage of our common shares that it held immediately prior to the proposed issuance (assuming conversion to common shares of all Series A preferred shares held by such holder).

Terms of Series B Convertible Preferred Shares

        We currently have 4,200,000 shares classified as Series B preferred shares authorized, none of which are issued or outstanding. The Series B preferred shares have the following terms:

        Voting Rights.    Except in certain limited circumstances and as required by applicable law, holders of Series B preferred shares are not entitled to vote. The affirmative vote of at least two-thirds of the votes cast by holders of outstanding Series B preferred shares is required to authorize or increase the number of shares of another class ranking senior to the Series B preferred shares or to authorize an amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series B preferred shares. If and whenever (i) dividends on any Series B preferred shares are in arrears for six or more quarterly periods (whether or not consecutive), (ii) we breach certain fixed charge coverage ratios, (iii) our aggregate dividends declared or paid on our common shares and preferred shares from the issue date of any Series B preferred shares exceeds our cumulative funds from operations plus capital gains not included in our funds from operations from such issue date or (iv) we breach any covenant granted to holders of future series of our preferred shares that restricts the total amount of our indebtedness and preferred shares to a specified percentage of the value or our assets or real estate, the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series B preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee. We also have agreed that the holders of Series B preferred shares shall be granted, in addition to the voting rights stated above, voting rights equivalent to those granted by us in connection with the issuance of any future series of preferred shares, including but not limited to the Series C convertible preferred shares described on page 21.

        Dividends.    Holders of Series B preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares, and any other shares ranking junior to the Series B preferred shares, when, as and if declared by our board of trustees out of funds legally available for that purpose, at the rate of $2.4375 per share per year plus the amount by which cash dividends with respect to our common shares exceeds a rate of $1.56 (subject to adjustment) per share per year multiplied by the conversion ratio then in effect for the Series B preferred shares. Such dividends shall be cumulative from the date of issuance of the Series B preferred shares and shall compound quarterly at a rate per annum equal to 9.75%.

        Liquidation.    In the event of any (i) liquidation, dissolution or winding-up of our affairs, (ii) consolidation or merger which results in a change in control of our company, or (iii) sale or transfer of all or substantially all of our assets other than to an affiliate (each a "Liquidation Event"), the holders of Series B preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series B preferred shares as to liquidation distributions, the greater of (i) (A) a liquidation preference in an amount equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such Liquidation Event. If, on or prior to December 15, 2003, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be the issuer of senior unsecured debt securities or preferred shares rated investment grade, the liquidation premium will be 5% of the liquidation preference or (ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If, after December 15, 2003, there is a Liquidation Event the liquidation premium will be the same as the redemption premium set forth in the following paragraph.

        Redemption.    We may redeem for cash, at any time, all or part of the outstanding Series B preferred shares. On or before September 27, 2004, we may redeem the shares for cash at a redemption price per share equal to the amount necessary to produce a 17% internal rate of return. After September 27, 2004, we may redeem for cash the shares at a redemption price equal to the following percentage of the liquidation preference (which is $25.00 per share) as set forth in the following table:

Redemption Date	Redemption Premium As A Percentage of Liquidation Preference
From September 27, 2004 through and including September 27, 2005	104.825%
From September 27, 2005 through and including September 27, 2006	103.62%
From September 27, 2006 through and including September 27, 2007	102.41%
From September 27, 2007 through and including September 27, 2008	101.21%
Thereafter	100%

If we call less than all the Series B preferred shares for redemption, shares will be redeemed pro rata on the basis of the number of shares owned. In the event of a change in control in which the surviving entity does not have or may not have senior unsecured indebtedness or preferred shares rated investment grade, each holder of Series B preferred shares shall have the right to require us to redeem all, but not less than all, outstanding Series B preferred shares owned by such holder for an amount per share equal to the liquidation preference plus a premium equal to 10% of the liquidation preference.

        Conversion.    Each holder of Series B preferred shares has the right, at his or her option, at any time and from time to time, to convert such shares into the number of common shares obtained by dividing the aggregate liquidation preference of such Series B preferred shares by a conversion price of $16.00. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series B preferred shares.

        Favored Status.    Pursuant to a contribution agreement executed in August 1999 in connection with our acquisition of a portfolio of properties in New Jersey and New York, we have agreed that the contributors who received our preferred shares or preferred units in the transaction will be entitled to the benefit of any change or supplement to the terms of our Series C preferred shares if the change or supplement is beneficial to the purchaser of the Series C preferred shares.

Terms of Series C Convertible Preferred Shares

        We currently have 800,000 shares classified as Series C preferred shares issued and outstanding as of June 30, 2002. The Series C preferred shares have the following terms:

        Voting Rights.    Except in certain limited circumstances and as required by applicable law, holders of Series C preferred shares are not entitled to vote. The affirmative vote of at least two-thirds of the votes cast by the holders of the Series C preferred shares is required to authorize or increase the number of shares of a class senior to, or on parity with, the Series C preferred shares or to authorize an amendment to our declaration of trust that would materially and adversely affect the voting powers, rights or privileges of the holders of the Series C preferred shares. The consent of the holders of a majority in interest of the Series C preferred shares is also required before we or any subsidiary of ours can enter into any capital-raising transaction or financing; provided, however, that such consent is not required if, in each case, such capital-raising transaction or financing represents a refinancing or some other renewal of the then current amount of our outstanding indebtedness or our subsidiary, or if we meet a certain required fixed charge coverage ratio. If we do not receive the necessary consent described in the preceding two sentences, the number of trustees then constituting our board of trustees shall be increased by one and the holders of Series C preferred shares, voting as a single class, will be entitled to nominate and vote for the election of the additional trustee.

        Dividends.    The holders of Series C preferred shares are entitled to cumulative dividends, payable quarterly and in preference to dividends payable on our common shares and any other shares ranking junior to the Series C preferred shares, when, as and if authorized and declared by our board of trustees out of funds legally available for that purpose, at the rate of $2.4375 per share per year plus the amount by which cash dividends with respect to one share of our common shares exceeds a rate of $1.54 (subject to adjustment) per year multiplied by the conversion ratio then in effect for the Series C preferred shares. Such dividends shall be cumulative from the date of issuance of the Series C preferred shares and compound quarterly at a rate of 9.75% per annum.

        Liquidation.    In the event of any Liquidation Event, the holders of Series C preferred shares will be entitled to receive, out of our assets legally available for distribution to our shareholders, before distributions are made to holders of our common shares or any other shares ranking junior to the Series C preferred shares as to liquidation distributions, the greater of (i) (A) a liquidation preference in an amount equal to the sum of $25.00 per share and accrued and unpaid dividends plus (B) the applicable liquidation premium set forth below, or (ii) an amount per share equal to the amount which would have been payable had each share been converted into common shares immediately prior to such Liquidation Event. If, on or prior to September 27, 2004, there is (i) a consolidation or merger which results in a change of control of our company and in which the surviving entity is another entity that is or may be the issuer of senior unsecured debt securities or preferred shares rated investment grade, the liquidation premium will be 5% of the liquidation preference or (ii) any other Liquidation Event, the liquidation premium will be 10% of the liquidation preference. If, after September 27, 2004, there is a Liquidation Event, the liquidation premium will be the same as the redemption premium set forth in the following paragraph.

        Redemption.    At any time following September 27, 2004, we may redeem for cash all or part of the outstanding Series C preferred shares at a price per share equal to the following percentage of the liquidation preference (which is $25.00 per share) as set forth in the following table:

Redemption Date	Redemption Premium As A Percentage of Liquidation Preference
From September 27, 2004 through and including September 27, 2005	104.75%
From September 27, 2005 through and including September 27, 2006	103.5625%
From September 27, 2006 through and including September 27, 2007	102.375%
From September 27, 2007 through and including September 27, 2008	101.1875%
Thereafter	100%

If we call less than all of the outstanding Series C preferred shares for redemption, shares will be redeemed pro rata in proportion to the number of shares owned.

        Conversion.    Each holder of Series C preferred shares may at any time convert such shares into the number of our common shares obtained by dividing the aggregate liquidation preference of such Series C preferred shares by a conversion price of $15.75. The conversion price is subject to adjustment upon certain events such as a combination or subdivision of our common shares, the granting of rights, options or warrants to holders of our common shares entitling them to purchase common shares at a price less than their current market value or any action affecting our common shares that in the opinion of our board of trustees would materially adversely affect the conversion rights of the holders of Series C preferred shares.

        Rights Upon Certain Transactions.    We may not enter into certain transactions in which our common shares are converted into the right to receive securities or other property, unless provision is made that each Series C preferred share that is not redeemed or converted into the right to receive securities or other property is thereafter convertible into the securities or other property that would have been received if such Series C preferred shares were converted into common shares immediately prior to the transaction.

DESCRIPTION OF DEPOSITARY SHARES

        We may issue depositary receipts ("Depositary Receipts") representing fractional interests in shares of a particular series of preferred shares ("Depositary Shares"). We will deposit the preferred shares of a series which is the subject of Depositary Shares with a depositary, which will hold those preferred shares for the benefit of the holders of the Depositary Shares, in accordance with a deposit agreement between us and the depositary. The holders of Depositary Shares will be entitled to all the rights and preferences of the series of preferred shares to which the Depositary Shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in those preferred shares.

        While the deposit agreement relating to a particular series of preferred shares may have provisions applicable solely to that series of preferred shares, all deposit agreements relating to our preferred shares will include the following provisions:

Dividends and Other Distributions

        Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred shares of a series, the depositary will distribute to the holder of record of each Depositary Share relating to that series of preferred shares an amount equal to the total dividend or other distribution received by the depositary on the preferred shares of the series held by it divided by the total number of outstanding Depositary Shares relating to the series (which will be the same fraction of the dividend or other distribution paid per share of preferred shares that each Depositary Share is of a share of preferred shares). If there is a distribution of property other than cash, the depositary either will distribute the property to the record holders of Depositary Shares in proportion to the Depositary Shares held by each of them, or the depositary will, with our approval, sell the property and distribute the net proceeds from the sale to the record holders of the Depositary Shares in proportion to the Depositary Shares held by them.

Withdrawal of Preferred Shares

        A holder of Depositary Shares will be entitled to receive, upon surrender of Depositary Receipts representing Depositary Shares, the number of whole or fractional shares of the applicable series of preferred shares, and any money or other property, to which the Depositary Shares relate.

Redemption of Depositary Shares

        Whenever we redeem preferred shares held by a depositary, the depositary will be required to redeem, on the same redemption date, Depositary Shares constituting, in total, the number of preferred shares held by the depositary which are redeemed, subject to the depositary's receiving the redemption price of those preferred shares. If fewer than all the Depositary Shares are to be redeemed, we will select the Depositary Shares to be redeemed pro rata or by another method which we determine to be equitable and which preserves our status as a REIT.

        From and after the date fixed for redemption, all dividends in respect of the preferred shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any amounts payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable depositary.

Voting

        Any time we send the holders of a series of preferred shares to which Depositary Shares relate a notice of meeting or other materials relating to a meeting of the holders of that series of preferred shares, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable Depositary Shares on the record date for the meeting, and the depositary will send those materials to the holders of record of the Depositary Shares on that record date. The depositary will solicit voting instructions from holders of Depositary Shares and will vote or not vote the preferred shares to which the Depositary Shares relate in accordance with those instructions. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as such action or non-action is in good faith and does not result from negligence or willful misconduct of such depositary.

Liquidation Preference

        Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holder of each Depositary Share will be entitled to a fraction of the sum distributed to the holder of a share of the applicable series of preferred shares equal to the fraction of a share of that preferred share represented by the Depositary Share.

Conversion

        If shares of a series of preferred shares are convertible into common shares or other securities or property of our company, holders of Depositary Shares relating to that series of preferred shares will, if they surrender Depositary Receipts representing Depositary Shares and give us appropriate instructions to convert them, receive the common shares or other securities or property into which the number of shares (or fractions of shares) of preferred shares to which the Depositary Shares relate could at the time be converted.

Amendment and Termination of A Deposit Agreement

        A deposit agreement may be amended by agreement between us and the depositary, except that an amendment which materially and adversely affects the rights of holders of Depositary Shares or would be materially and adversely inconsistent with the rights granted to the holders of the preferred shares to which they relate, must be approved by holders of at least two-thirds of the outstanding Depositary Shares. No amendment will impair the right of a holder of Depositary Shares to surrender the Depositary Receipts evidencing those Depositary Shares and receive the preferred shares to which they relate, except as required to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable deposit agreement as amended thereby.

        We may terminate a deposit agreement if such termination is necessary to preserve our REIT status or with the consent of holders of a majority of the Depositary Shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred shares to which the Depositary Shares issued under the deposit agreement relate available to the holders of those Depositary Shares. We will agree that if a deposit agreement is terminated to preserve our REIT status, then we will use our best efforts to list the preferred shares issued upon surrender of the related Depositary Shares on a national securities exchange. A deposit agreement will automatically terminate if (i) all outstanding Depositary Shares to which it relates have been redeemed or converted or (ii) a final distribution upon liquidation, dissolution or winding up of our company has been made to the holders of the Depositary Shares issued under the deposit agreement.

Miscellaneous

        There will be provisions (i) requiring the depositary to forward to holders of record of Depositary Shares any reports or communications from us which are received by the depositary with respect to the preferred shares to which the Depositary Shares relate, (ii) regarding compensation of the depositary, (iii) regarding the removal or resignation of the depositary, (iv) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct) and (v) indemnifying the depositary against certain possible liabilities.

METHOD OF SALE

        We may sell Securities through underwriters or dealers, or we may sell Securities directly to one or more purchasers (including our executive officers or other persons that may be deemed to be our affiliates) or through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of Securities will be named in the applicable prospectus supplement. Any compensation paid to any underwriters will not exceed 8%.

        We may effect the distribution of the common shares from time to time in one or more transactions (which may involve block transactions) on the New York Stock Exchange (or the exchange on which our common shares are then listed) or otherwise pursuant to and in accordance with the applicable rules of such exchange, in the over-the-counter market, in negotiated transactions, or through the issuance of preferred shares convertible into common shares (whether such preferred shares is listed on a securities exchange or otherwise), or a combination of such methods of distribution, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices.

        In connection with the sale of Securities, underwriters or agents may receive compensation from us or from purchasers of the Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of the Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

        Unless we otherwise specify in the applicable prospectus supplement, each series of Securities will be a new issue with no established trading market, other than the common shares which are currently listed on the New York Stock Exchange. Any common shares sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange (or the exchange in which our common shares are then listed), subject to official notice of issuance. We may elect to list any series of preferred shares on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

        Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification against and contribution toward certain liabilities by us, including liabilities under the Securities Act.

        Underwriters, dealers and agents may be a tenant in one of our properties and they may engage in transactions with us and they may perform services for us in the ordinary course of business.

        In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

FEDERAL INCOME TAX CONSIDERATIONS

General

        The following discussion summarizes certain federal income tax considerations that may be relevant to a shareholder who holds common, preferred or depositary shares as a capital asset (generally property held for investment) within the meaning of Section 1221 of the Code, is based on current law, and is not intended and should not be construed as tax advice. The following discussion, which is not exhaustive of all possible tax considerations, does not include a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all prospective U.S. shareholders and does not discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax law.

        As used herein, the term "U.S. shareholder" means a beneficial owner of our stock that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (including an entity treated as a corporation or partnership for United Stated federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person under applicable Treasury regulations in effect. Moreover, as used herein, the term "U.S. shareholder" includes any person whose income or gain in respect to its investment in a common share is effectively connected with the conduct of a U.S. trade or business and that has provided an IRS Form W-8ECI.

        The statements and opinions in this discussion are based on current provisions of the Code, existing, temporary and currently proposed Treasury Regulations under the Code, the legislative history of the Code, existing administrative rulings and practices of the IRS and judicial decisions. No assurance can be given that legislative, judicial or administrative changes will not affect the accuracy of any statements in this prospectus with respect to transactions entered into or contemplated prior to the effective date of such changes. In addition, we have not requested and do not plan to request any rulings from the IRS concerning our tax treatment or the tax treatment of the operating partnership. Accordingly, no assurance can be given that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or sustained by the courts if so challenged.

        THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. WE ADVISE EACH PROSPECTIVE PURCHASER OF COMMON, PREFERRED OR DEPOSITARY SHARES TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of The Company

        General.    We have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized and operated in a manner so as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurance, however, can be given that we have operated in a manner so as to qualify as a REIT or will continue to operate in a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, through periodic operating results, distribution levels, diversity of share ownership and other qualification tests imposed under the Code on REITs, some of which are summarized below. While we intend to operate so as to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have or will so qualify for any particular year. See the section "Failure to Qualify" on page 22.

        In the opinion of Clifford Chance Rogers & Wells LLP, our counsel ("Counsel"), commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT under the Code and our proposed method of operation and that of the operating partnership will enable us to continue to meet the requirements for qualification as a REIT. Counsel's opinion is based on various assumptions and is conditioned upon certain of our representations and the representations of the operating partnership as to factual matters. In addition, Counsel's opinion is based upon our factual representations concerning our business and properties, and the business and properties of the operating partnership. Unlike an IRS tax ruling or court decision, an opinion of counsel is not binding upon the IRS and no assurance can be given that the IRS will not challenge our status. Moreover, such qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels, diversity of share ownership and various other qualification tests imposed under the Code. Counsel will not review our compliance with the various REIT qualification tests on a periodic or continuing basis. Accordingly, no assurance can be given that the actual results of our operation for any one taxable year will satisfy such requirements. See "Failure to Qualify" on page 33.

        The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect.

        So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that we distribute currently to our shareholders. This treatment substantially eliminates the "double taxation" (taxation at both the corporate and shareholder levels) that generally results from an investment in an entity taxable as a corporation. If we do not qualify as a REIT, we would be taxed at regular income tax rates applicable to corporations on all of our taxable income, whether or not distributed to our shareholders. Even if we qualify as a REIT, we will be subject to federal income or excise tax as follows: (i) we will be taxed at regular corporate income tax rates on any undistributed REIT taxable income and undistributed net capital gains other than retained capital gains as discussed below; (ii) under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, if any; (iii) if we have (1) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on such income; (iv) if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than dispositions of foreclosure property and dispositions of property that occur due to involuntary conversion) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax; (v) if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability; (vi) if we should fail to distribute with respect to each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed; (vii) if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of such asset in a taxable transaction during the 10-year period (the "recognition period") beginning on the date on which we acquired the asset (or we first qualified as a REIT), then pursuant to temporary Treasury Regulations issued by the IRS, the excess of (1) the fair market value of the asset as of the beginning of the applicable recognition period, over (2) our adjusted basis in such asset as of the beginning of such recognition period will be subject to tax at the highest regular corporate income tax rate.

        Requirements for Qualification.    The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) that has the calendar year as its taxable year; (vi) the beneficial ownership of which is held by 100 or more persons; (vii) during the last half of each taxable year not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (viii) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) through (v) must be met during the entire taxable year and that condition (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (vi) and (vii), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT.

        We believe that we currently satisfy all of the conditions listed in the preceding paragraph. In addition, our declaration of trust includes restrictions regarding the transfer of our common shares that are intended to assist us in continuing to satisfy the share ownership requirements described in (vi) and (vii) above. See "Description of Shares of Beneficial Interest—Restrictions on Transfer" on page 17. In rendering its opinion that we are organized in conformity with the requirements for qualification as a REIT, Counsel is relying on our representation that ownership of our shares satisfies condition (vii) and Counsel expresses no opinion as to whether the ownership restrictions contained in the declaration of trust preclude us from failing to satisfy condition (vii) above. In addition, we intend to continue to comply with the Treasury Regulations requiring us to ascertain and maintain records which disclose the actual ownership of our shares. Although a failure to ascertain the actual ownership of our shares will not cause our disqualification as a REIT beginning with our taxable year ended December 31, 1998, a monetary fine may result.

        We currently have several "qualified REIT subsidiaries." A corporation that is a "qualified REIT subsidiary" is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" are treated as assets, liabilities and items of the REIT. In applying the requirements described herein, our "qualified REIT subsidiaries" will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Any "qualified REIT subsidiary" of ours will therefore not be subject to federal corporate income taxation, although such "qualified REIT subsidiary" may be subject to state or local taxation.

        A REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's holdings of taxable REIT subsidiary securities do not exceed 20% of the value of REIT's total assets. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "Asset Tests" below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length. In March 2001, we, together with the Management Company, elected to treat the Management Company as a taxable REIT subsidiary.

        In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to receive the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT. Accordingly, our proportionate share of the assets, liabilities and items of income of the operating partnership are treated as assets, liabilities and items of income of ours for purposes of applying the requirements described herein, provided that the operating partnership is treated as a partnership for federal income tax purposes. See "Other Tax Considerations—Effect of Tax Status of the Operating Partnership on REIT Qualification" on page 36.

        Income Tests.    In order to qualify as a REIT, a company must generally satisfy two gross income requirements on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of securities.

        Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Second, subject to certain limited exceptions, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the REIT derives no income, or through a taxable REIT subsidiary. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." In addition, a de minimis rule applies with respect to non-customary services provided beginning with our taxable year ended December 31, 1998. Specifically, if the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property." The Management Company, as a taxable REIT subsidiary, may provide services (including noncustomary services) to our tenants without "tainting" any of the rental income received by us, and will be able to manage or operate properties for third parties and generally engage in other activities unrelated to real estate.

        We do not anticipate receiving rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We do not anticipate receiving more than a de minimis amount of rents from any related party tenant or rents attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to such real property.

        We will provide certain services with respect to our properties through the operating partnership, which is not an "independent contractor." However, we believe (and have represented to Counsel) that all of such services will be considered "usually or customarily rendered" in connection with the rental of space for occupancy only so that the provision of such services will not jeopardize the qualification of rent from the properties as "rents from real property." In rendering its opinion on our ability to qualify as a REIT, Counsel is relying on such representations. In the case of any services that are not "usual and customary" under the foregoing rules, we will employ an "independent contractor" or our taxable REIT subsidiary to provide such services.

        The operating partnership may receive certain types of income that will not qualify under the 75% or 95% gross income tests. In particular, dividends received from the Management Company will not qualify under the 75% test. We believe, and have represented to Counsel, however, that the aggregate amount of such items and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

        If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources and nature of our income to our federal income tax return and any incorrect information on the schedule was not due to fraud with the intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

        Asset Tests.    At the close of each quarter of its taxable year, a REIT must also satisfy the following tests relating to the nature of its assets: (i) at least 75% of the value of its total assets must be represented by real estate assets (including (1) its allocable share of real estate assets held by partnerships in which it has an interest and (2) stock or debt instruments purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the REIT and held for not more than one year following the receipt of such proceeds), cash, cash items and government securities; (ii) not more than 25% of the value of its total assets may be represented by securities other than those in the 75% asset class; (iii) not more than 20% of the value of its total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "Taxation of the Company—Requirements for Qualification"); and (iv) except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests: (1) not more than 5% of the value of its total assets may be represented by securities of any one issuer, (2) it may not hold securities that possess more than 10% of the total voting power of outstanding securities of a single issuer and (3) it may not hold securities that have a value of more than 10% of the total value outstanding of securities of any one issuer (other than certain "straight debt" obligations).

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including, for example, as a result of increasing our interest in the operating partnership as a result of a merger, the exercise of redemption rights or an additional capital contribution of proceeds of an offering of shares of beneficial interest), such failure may be cured by a disposition of sufficient non-qualifying assets within 30 days following the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and plan to take such other action within 30 days following the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such action will always be successful.

        Annual Distribution Requirements.    In order to qualify as a REIT, a company is generally required to distribute to its shareholders at least 90% of its taxable income each year. In addition, it will be subject to regular capital gains and ordinary corporate tax rates on undistributed income, and also may be subject to a 4% excise tax on undistributed income in certain events. We believe that we have made, and intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements. In such circumstances, we may cause the operating partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends.

        Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a taxable year by paying "deficiency dividends" to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

        Failure to Qualify.    If we fail to qualify for taxation as a REIT in any taxable year and special relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate income tax rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible, nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to our shareholders will be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the "dividends received deduction." In addition, our failure to qualify as a REIT would also substantially reduce the cash available for distributions to shareholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of Shareholders

        Taxation of Taxable Domestic Shareholders.    As long as we qualify as a REIT, distributions made to our taxable domestic shareholders out of our current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. If we designate any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of shares for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. We may elect to retain and pay income tax on any net long-term capital gain, in which case our domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by us on such retained capital gains and an increase in its basis in our shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by us. See section "Capital Gains and Losses" below.

        Distributions in excess of our current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a shareholder's common shares, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the common shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by us in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by us and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year. Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.

        In general, a domestic shareholder will realize capital gain or loss on the disposition of common shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such common shares. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See section "Capital Gains and Losses" below. Loss upon a sale or exchange of common shares by a shareholder who has held such common shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from us treated by such shareholder as long-term capital gain.

        Capital Gains and Losses.    The current maximum marginal individual federal income tax rate is 38.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates that would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 12 months is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate tax rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

        Backup Withholding.    We will report to our U.S. shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's federal income tax liability.

        In addition, we may be required to withhold a portion of capital gain dividends made to any shareholders which fail to certify their non-foreign status to us. See section "Taxation of Foreign Shareholders" below.

        Taxation of Tax-Exempt Shareholders.    Distributions that we make to a shareholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of common shares with "acquisition indebtedness" within the meaning of the Code and the common shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, under certain circumstances, qualified trusts that own more than 10% (by value) of our shares may be required to treat a certain percentage of dividends as UBTI. This requirement will only apply if we are a "pension-held REIT." The restrictions on ownership in our declaration of trust should prevent us from being classified as a pension-held REIT.

        Taxation of Foreign Shareholders.    The rules governing the United States federal income taxation of the ownership and disposition of our common shares by persons that are, for purposes of such taxation, shareholders other than U.S. shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a very limited summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN SHARES, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

        Distributions that are not attributable to gain from sales or exchanges of "U.S. real property interests" and not designated by us as capital gain dividends will be treated as dividends and taxed as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions are generally subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's common shares, but rather will reduce the adjusted basis of such common shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's common shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of his common shares as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation).

        For withholding tax purposes, we are required to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution made out of our current or accumulated earnings and profits (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. We are not required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States federal income or withholding tax liability, if any, with respect to the distribution.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to

FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to a treaty relief or exemption. We are required by the Code to withhold 35% of any distribution that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

        Gain recognized by a Non-U.S. Shareholder upon a sale of common shares will generally not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which, at all times during a specified testing period, less than 50% in value of the shares was held directly or indirectly by foreign persons. We believe that we are a "domestically controlled REIT" and, therefore, the sale of common shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of common shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the common shares would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if we are not a "domestically controlled REIT," distributions in excess of our current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

Other Tax Considerations

        Effect of Tax Status of the Operating Partnership on REIT Qualification.    Substantially all of our investments are held through the operating partnership. We believe that the operating partnership is properly treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, we would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes, and we would not be able to deduct our share of any losses generated by the operating partnership in computing our taxable income.

        Tax Allocations With Respect to the Properties.    The operating partnership was formed by way of contributions of appreciated property (including certain of the properties). When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for federal income tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining our earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the properties at their agreed value.

        Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the contributed properties.

        State and Local Taxes.    We and our shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in our common shares.

LEGAL MATTERS

        Clifford Chance Rogers & Wells LLP, New York, New York will pass upon the validity of the Securities offered by this prospectus, as well as certain legal matters described under "Federal Income Tax Considerations." If the validity of any Securities is also passed upon by counsel for any underwriters, dealers or agents of an offering of those Securities, that counsel will be named in the prospectus supplement relating to that offering. Clifford Chance Rogers & Wells LLP will rely as to certain matters of Maryland law on the opinion of Piper Rudnick LLP, Baltimore, Maryland.

EXPERTS

        The consolidated financial statements and the related financial statement schedules of Keystone Property Trust and subsidiaries incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference herein, in reliance upon the authority of said firm as experts in giving said reports.

        We have not authorized any dealer, salesperson or other person to give you any information or represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information. This prospectus supplement and the accompanying prospectus is not an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus supplement is current as of February 12, 2003 and the information in the accompanying prospectus is current as of September 4, 2002.

Prospectus Supplement

2,400,000 Shares

9.125% Series D
Cumulative Redeemable
Preferred Stock
(Liquidation Preference
$25.00 per share)

PROSPECTUS
SUPPLEMENT

Bear, Stearns & Co. Inc.

A.G. Edwards & Sons, Inc.
Merrill Lynch & Co.
RBC Capital Markets
BB&T Capital Markets

February 12, 2003

QuickLinks

2,400,000 Shares
ABOUT THIS PROSPECTUS SUPPLEMENT
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION
SUMMARY
Keystone Property Trust
Business Strategy
Properties
Summary of Property Portfolio
Recent Developments
Ratios of EBITDA to Combined Fixed Charges and Preferred Stock Dividends and Earnings to Combined Fixed Charges and Preferred Stock Dividends
Selected Historical and Pro Forma Financial and Operating Information
THE OFFERING
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
DESCRIPTION OF SERIES D PREFERRED STOCK
MATERIAL FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Keystone Property Trust
$500,000,000 Common Shares, Preferred Shares and Depositary Shares

WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION
RISK FACTORS
THE COMPANY
USE OF PROCEEDS
FINANCIAL RATIOS
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST
DESCRIPTION OF DEPOSITARY SHARES
METHOD OF SALE
FEDERAL INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS